Filed pursuant to Rule 424(b)(1)
Registration No. 333-237458

GWG HOLDINGS, INC.

2,000,000 Units of L Bonds
($2,000,000,000)

We are a financial services company committed to transforming the alternative asset industry with disruptive and innovative products and services. In 2018 and 2019 we consummated a series of transactions (as more fully described in this prospectus) with Beneficient (as defined below) that has resulted in a significant reorientation of our business and capital allocation strategy towards an expansive and diverse exposure to alternative assets.

We are offering up to 2,000,000 Units of L Bonds (the “L Bonds”) at $1,000 principal amount per whole Unit, representing $2,000,000,000 in aggregate principal amount of L Bonds. This is a continuous offering and there is no minimum amount of L Bonds that must be sold before we can use any of the proceeds. The proceeds from the sale of the L Bonds will be paid directly to us following each sale and will not be placed in an escrow account. We intend to use the net proceeds from the offering of the L Bonds to grow our alternative asset exposure, primarily through investments in Beneficient in the form of equity investments or loans, and to meet our other obligations, including debt obligations. The minimum investment in L Bonds is 25 Units, or $25,000. Investments in excess of the minimum amount may be made in any number of whole Units. The L Bonds will be sold with varying maturity terms, interest rates and frequency of interest payments, all as set forth in this prospectus and in further supplements we publish from time to time. Depending on our capital needs and the amount of your investment, L Bonds with certain maturity terms may not always be available. Although we will periodically establish and change interest rates on unsold L Bonds offered under this prospectus, once an L Bond is sold, its interest rate will not change during its term (subject, however, to the extension and renewal provisions of the L Bond). Upon maturity, and subject to the terms and conditions described in this prospectus, the L Bonds will be automatically renewed for the same or lesser term at the interest rate we are offering at that time to other investors with similar aggregate L Bond portfolios for L Bonds of the same maturity, unless redeemed upon maturity at our or your election.

Obligations under the L Bonds are secured by substantially all the assets of GWG Holdings (the most significant components of which are cash and investments in subsidiaries), and by a guarantee and corresponding grant of a security interest in substantially all the assets of our subsidiary, GWG Life, LLC (“GWG Life”). As a guarantor, GWG Life has fully and unconditionally guaranteed the payment of principal and interest on the L Bonds. A substantial majority of our life insurance assets are held by GWG DLP Funding IV, LLC (“DLP IV”) and GWG Life Trust (“Life Trust”), which are wholly owned subsidiaries of GWG Life. Although GWG Life’s assets, including its equity in DLP IV and its beneficial interest in Life Trust, serve as collateral for our L Bonds, the life insurance policies held by DLP IV and Life Trust, which comprise a substantial majority of our life insurance policies, do not serve as direct collateral for the L Bonds. Further, the life insurance policies held by DLP IV are pledged as direct collateral securing the obligations under our amended and restated senior credit facility. These facts present the risk to investors that the collateral security that we and GWG Life have granted for our obligations under the L Bonds may be insufficient to repay the L Bonds when they become due.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cover continued on next page

The date of this prospectus is June 3, 2020

We may call and redeem the entire outstanding principal and accrued but unpaid interest of any or all of the L Bonds at any time, and from time to time, without penalty or premium. L Bond holders will have no right to put (that is, require us to redeem) any L Bond prior to its due date unless in the case of a holder’s death, bankruptcy or total permanent disability. In the event we agree to redeem L Bond upon the request of an L Bond holder — other than after death, bankruptcy or total permanent disability— we will impose a redemption fee of 6% against the outstanding principal balance of the redeemed L Bond. This redemption fee will be subtracted from the amount paid.

We do not intend to list our L Bonds on any securities exchange during the offering period, and we do not expect a secondary market in the L Bonds to develop. As a result, you should not expect to be able to resell your L Bonds regardless of how we perform. Accordingly, an investment in our L Bonds is not suitable for investors that require liquidity in advance of their L Bond’s maturity date.

We maintain senior borrowing arrangements that subordinate to our senior lenders the right to payment on, and the collateral securing, the L Bonds. In addition, these borrowing arrangements restrict our receipt of distributions from certain of our operating subsidiaries, subject to certain exceptions. These provisions will restrict cash flows available for payment of principal and interest on the L Bonds. From time to time we may add or replace senior lenders and the particular arrangements under which we borrow from them.

Investing in our L Bonds may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 of this prospectus and the risks discussed in the documents we file with the SEC to read about the risks you should consider before buying our L Bonds. The L Bonds are only suitable for persons with substantial financial resources and with no need for liquidity in this investment.

Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports with the SEC. This information will be available free of charge by contacting us at 325 N. Saint Paul Street, Suite 2650, Dallas, TX 75201, or by phone at (612) 746-1944. This information may also be accessed on our website at www.gwgh.com, and the SEC maintains a website at www.sec.gov that contains this information.

The L Bonds will be offered and sold on a best-efforts basis by Emerson Equity LLC, a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”). Emerson Equity will be our dealer manager for the L Bonds in this offering for purposes of the Securities Act of 1933, as amended. Our dealer manager will enter into participating dealer agreements with certain other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our L Bonds. We will pay Emerson Equity a selling commission ranging from 0.75% to 5.00% of the principal amount of L Bonds sold, depending on the L Bonds’ maturity date. We will also pay Emerson Equity additional compensation consisting of those items set forth in footnote (1) to the table below. The dealer manager will share its commissions and additional compensation, other than its dealer manager fee, with selling group members pursuant to the terms of each participating dealer agreement. The total amount of the selling commissions and additional compensation (including reimbursements, non-transaction-based and non-cash compensation) paid to Emerson Equity and any other FINRA member in the course of offering and selling L Bonds will not exceed 8.00% of the aggregate gross offering proceeds we receive from the sale of L Bonds. We also may sell L Bonds at a discount from the public offering price through appropriate and designated distribution channels. See “Plan of Distribution” and “Use of Proceeds” for further information.

	Units	Price to Investors	Aggregate Commission, Fees, and Expense Allowances(1)(2)	Net Proceeds to Company
Minimum Investment	25	$25,000	$2,000	$23,000	(3)
Maximum Investment	2,000,000	$2,000,000,000	$160,000,000	$1,840,000,000	(4)

(1)	Assumes an average sales commission of 5.00%. As explained above, actual commissions will vary based on the term of the L Bonds sold. Nevertheless, the total amount of selling commissions and additional compensation (consisting of (i) a dealer-manager fee payable to the dealer manager in an amount equal to 0.40% of the principal amount of all L Bonds sold; (ii) an accountable expense allowance payable to the selling group members as described in the “Plan of Distribution,” which may include due-diligence expenses of the dealer manager and selling group members set forth in a detailed and itemized invoice; (iii) wholesaling fees, which may consist of commissions and non-transaction-based compensation of the wholesalers; (iv) non-cash compensation; and (v) up to a 1.00% reallowance to selling group members) will not exceed 8.00% of the aggregate gross offering proceeds we receive from the sale of L Bonds. Accordingly, and assuming the sale of all $2,000,000,000 in principal amount of bonds offered hereby, the maximum amount of selling commissions we can pay is 5.00% of the gross offering proceeds we receive from the sale of the L Bonds (or $100,000,000), and the maximum amount of additional compensation we can pay will not exceed 3.00% of the aggregate gross offering proceeds we receive from the sale of the L Bonds (or $60,000,000). See “Plan of Distribution” for further information.

(2)	Emerson Equity has agreed to offer the L Bonds on a “best efforts” basis.

(3)

Net Proceeds to Company based on the minimum investment are calculated after deducting (i) selling commissions and (ii) additional compensation (consisting of the dealer-manager fee, a wholesaling fee, an accountable expense allowance and non-transaction-based and non-cash selling compensation). We expect that our own offering expenses, consisting of legal, accounting, printing, mailing, registration, qualification and associated securities offering filing costs and expenses, will, through the course of the offering, aggregate to approximately $2,400,000, but for purposes of illustrating the Net Proceeds to Company based on the minimum investment, those offering expenses of $2,400,000 are not reflected.

(4)	Net Proceeds to Company based on the Maximum Offering of 2,000,000 L Bond Units (representing $2,000,000,000 in aggregate principal amount) are calculated as described in footnote (3) above, but also before deducting our estimated offering-related expenses of $2,400,000.

L Bonds will be sold as “Units,” with each whole Unit representing $1,000 in principal amount of L Bonds. We will issue the L Bonds in book-entry form, certificated form, or in the form of a global certificate deposited with a depositary. Depending on the manner in which you purchase L Bonds, you may not receive a physical certificate representing your L Bonds. In all cases, however, we will deliver written confirmation to purchasers of L Bonds. Bank of Utah will act as trustee for the L Bonds.

The current interest rates for the L Bonds based on their applicable maturity is set forth in the table below.

Maturity Term	Interest Rate (%)
2 years	5.50
3 years	6.25
5 years	7.50
7 years	8.50

We may change the interest rates applicable to unsold L Bonds from time to time during this offering, in which case the applicable interest rates will be set forth in a supplement to this prospectus. Once an L Bond is sold, the interest rate will not change during its term (subject, however, to the extension and renewal provisions contained in that L Bond).

GWG Holdings, Inc.
325 N. Saint Paul Street, Suite 2650

Dallas, TX 75201
Tel: (612) 746-1944
Fax: (612) 746-0445

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ABOUT THIS PROSPECTUS

We have prepared this prospectus as part of a registration statement that we filed with the SEC for our continuous offering of L Bonds.

The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus and certain information that is incorporated by reference. You should read this prospectus, the related exhibits filed with the SEC, and any prospectus supplement(s), together with additional information described below under “Where You Can Find More Information,” and the documents that are incorporated by reference into this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement (or other disclosure incorporated into this prospectus by reference). This prospectus contains summaries of certain other documents, which summaries contain all material terms of the relevant documents and are believed to be accurate, but reference is hereby made to the full text of the actual documents for full and complete information concerning those documents. All documents relating to this offering, if readily available to us, will be made available to a prospective investor or its representatives upon request.

The L Bonds will be issued under an amended and restated indenture, as may be amended or supplemented from time to time (referred to herein as the “indenture”). This prospectus is qualified in its entirety by the terms of that indenture filed with SEC as an exhibit to the registration statement of which this prospectus is a part. All material terms of the indenture are summarized in this prospectus. You may obtain a copy of the indenture upon written request to us or online at www.sec.gov.

The indenture trustee did not participate in the preparation of this prospectus and makes no representations concerning the L Bonds, the collateral, or any other matter stated in this prospectus. The indenture trustee has no duty or obligation to pay the L Bonds from its funds, assets or capital or to make inquiry regarding, or investigate the use of, amounts disbursed from any account.

You should rely only on the information contained in this prospectus, as the same may be supplemented by prospectus supplements or other public disclosure incorporated into this prospectus by reference. Neither we nor the dealer manager have authorized any other person to provide you with any information different from that contained in this prospectus, a supplement, information incorporated into this prospectus by reference, or information furnished by us upon request as described herein. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our securities.

No information contained herein, nor in any prior, contemporaneous or subsequent communication should be construed by a prospective investor as legal or tax advice. Each prospective investor should consult its, his or her own legal, tax and financial advisors to ascertain the merits and risks of the transactions described herein prior to purchasing the L Bonds. This written communication is not intended to be written advice as defined in Circular 230 published by the U.S. Treasury Department.

In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

INDUSTRY AND MARKET DATA

The industry and market data used throughout this prospectus have been obtained from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We believe that each of these studies and publications is reliable.

HOW TO PURCHASE L BONDS

If, after carefully reading this entire prospectus, obtaining any other information requested and available, and being fully satisfied with the results of pre-investment due-diligence activities, you would like to purchase L Bonds, you will have two different ways in which to consummate a purchase: (1) DTC settlement, or (2) direct settlement with the Company.

1. Depositary Trust Company Settlement (DTC settlement).    You can place an order for the purchase of L Bonds using DTC Settlement through your selling group member (i.e., your broker-dealer). A selling group member using this service will have an account with a DTC participant in which your funds will be placed to facilitate a closing on our periodic DTC closing cycle (typically, closings will occur on a bi-monthly cycle). Orders may be placed until the cyclical order due date. Orders will be executed by your selling group member electronically and you must coordinate with your selling group member’s registered representative to pay the full purchase price for the L Bonds by the trade date. You will be credited with ownership of an L Bond on the second business day following the periodic DTC closing cycle in which the purchase is made. Nevertheless, interest will accrue for a period of 15 or 30 days for the month in which your purchase is made, depending on when during the DTC closing cycle your purchase is made. Your purchase price for L Bonds purchased in this way will not be held in escrow. This process is different if you purchase L Bonds through direct settlement with the Company as described below.

2. Direct Settlement with the Company.    If you wish to purchase L Bonds through direct settlement with the Company, then you must complete, execute and return the Subscription Agreement to us together with a certified check or personal check payable to the order of “GWG Holdings, Inc. — Subscription Account” (or wire sent to the Subscription Account) equal to the principal amount of L Bonds you wish to purchase. You will be credited with ownership of an L Bond, and interest will begin to accrue, from the date on which your fully paid subscription is accepted. If you are working with a selling group member, your subscription materials and the wire transfer, certified check or personal check should be delivered to your selling group member, who will deliver it to us at the following address:

GWG Holdings, Inc.
325 North St. Paul Street, Suite 2650
Dallas, TX, 75201

Wire Instructions
GWG Holdings, Inc. — Subscription Account
Account: 500023916

Routing: 091310521

Bank Name: Bell Bank

Your purchase is subject to our acceptance. All information provided is confidential and will be disclosed only to our directors, officers and employees who need to know, affiliates, the managing broker-dealer, legal counsel and, if required, to governmental authorities and self-regulatory organizations or as otherwise required by law. For your purchase to be effective as of the first business day of a calendar month, your completed and executed Subscription Agreement, together with your related funds, must be received and accepted by us on or prior to the final settlement date (settlement dates normally occur on a bi-monthly basis).

Upon our receipt of the signed Subscription Agreement and acceptance of your purchase, we will notify you of such acceptance. In our sole discretion, we may accept or reject any purchase, in whole or in part. In the event we do not accept your purchase of L Bonds for any reason, we will promptly return your payment. We may terminate or suspend this offering at any time, for any reason or no reason, in our sole discretion. You may obtain a copy of the Subscription Agreement from our website at www.gwgh.com, from your selling group member (if you are working with one), or by contacting us at 1-877-494-2388.

COVERED SECURITY

Our L Bonds are a “covered security.” The term “covered security” applies to securities exempt from state registration pursuant to Section 18 of the Securities Act of 1933. Generally, securities listed on national exchanges are the most common type of covered security exempt from state registration. A non-traded security also can be a covered security if it has a seniority greater than or equal to other securities from the same issuer that are listed on a national exchange. Our L Bonds are a covered security because they will be senior to our common stock, which is listed on The Nasdaq Capital Market, and therefore our offering of L Bonds is exempt from state registration.

Although the status of our L Bonds as a “covered security” will facilitate their purchase and sale to a broader range of investors than would otherwise be available to us, and although the offer and sale of a “covered security” generally involves fewer issuance costs to the issuer of such securities, our L Bonds are not a suitable purchase for all investors. Investors are urged to read carefully the risk factors relating to our business and our Company contained in the Risk Factors section of this prospectus beginning on page 11 and under Item 1A, entitled “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. In addition, investors should understand that because our L Bonds are a “covered security” exempt from state securities regulations, neither our Company, the L Bonds, or any other aspects of this offering have been the subject of any merit-based review by state securities regulators.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that you may wish to review. Nevertheless, you should read this entire prospectus, including the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus, before deciding to purchase our L Bonds.

Can you explain and clarify the interplay between GWG Holdings, Inc. and GWG Life, LLC and its subsidiaries in relation to the L Bonds and the registration statement?

GWG Holdings, Inc. will be issuing the L Bonds, receiving all proceeds from the sale of L Bonds, and will be the only entity making regular payments on the L Bonds. Nevertheless, because a significant amount of our consolidated assets is held in our subsidiary GWG Life, LLC (and its own subsidiaries), GWG Life is a guarantor of our obligations under the L Bonds. As guarantor of the L Bonds, SEC rules require that GWG Life be included as a co-registrant under this registration statement. GWG Life will not, however, be otherwise involved in the offering of L Bonds.

It seems as though you are offering several L Bonds with different interest rates and maturities but calling them all L Bonds. Is this the case?

All bonds we issue in this offering will have identical terms, except (1) the interest rate and (2) the maturity length or “term.” In this regard, we have essentially created multiple classes of L Bonds, similar to how companies may have different classes of stocks with slightly different economic rights. Currently, we are offering four classes of L Bonds, as follows:

●	“Class 2-3” L Bonds will mature two years from their issuance and accrue interest at 5.50% per annum.

●	“Class 3-3” L Bonds will mature three years from their issuance and accrue interest at 6.25% per annum.

●	“Class 5-3” L Bonds will mature five years from their issuance and accrue interest at 7.50% per annum.

●	“Class 7-3” L Bonds will mature seven years from their issuance and accrue interest at 8.50% per annum.

The economic terms for each L Bond in any particular class will be identical to all other L Bonds in the same class (other than the date of maturity). In the event we adjust the interest rate for any class of bonds we offer, we will create a new class of L Bonds. Upon the renewal of any L Bonds we have sold, any new interest rate applied to an L Bond will be applied to all L Bonds in the same class.

Your prospectus states that the interest rate for the L Bonds may be adjusted from time to time during the course of the offering. Will any such adjustment apply retroactively to L Bonds already issued?

No. Once you purchase an L Bond, the interest rate on that L Bond will not change during the entirety of its original term. The interest rate on an issued L Bond may, however, be adjusted upon renewal of that L Bond. In any such case, we will advise you of any different interest rate that may apply to your L Bond upon renewal. In sum, any new interest rates for the L Bonds will apply only to newly issued L Bonds sold or renewed after the date of any interest rate change. Our decision to change interest rates depends on numerous factors, including but not limited to things such as market interest rates, our capitalization, the demand for our L Bonds, the life settlement market in general, our capital requirements, and other factors. Please see “Description of the L Bonds — Interest Rate.”

How do I subscribe for L Bonds, and what is the settlement process?

L Bonds may be purchased either directly from the Company or through your broker-dealer (also referred to in this prospectus as a selling group member), who utilizes a participant in the DTC system and offers “DTC settlement.”

Direct Settlement

If you purchase directly from the Company, you will send your completed and executed Subscription Agreement, together with your subscription amount to us at the address listed in “How to Purchase L Bonds.” Your subscription amount is the principal amount of L Bonds you wish to purchase, and should be paid through a certified check or personal check payable to the order of “GWG Holdings, Inc. — Subscription Account.” In lieu of paying by check, you may wire your subscription amount to the account referenced in “How to Purchase L Bonds.” If you are working with a broker-dealer or other investment professional, your broker-dealer or professional will gather and send in the required information on your behalf, and may facilitate your payment of the subscription amount.

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Once we have received your subscription amount and required documentation, we will either reject or accept your subscription. If accepted, you will be credited with ownership of the L Bond, we will have immediate access to your subscription amount and you will start to accrue interest on your investment at the rate applicable to the L Bond you have purchased. If you purchase directly from the Company, your L Bond will ordinarily be issued in book-entry (or, if requested, certificated) form and payments will be made directly into the account you indicate in your Subscription Agreement.

DTC Settlement

Purchasing through a DTC participant is a slightly different process. In this case, you will provide your order for the purchase of L Bonds to your broker-dealer, together with such other information as your broker-dealer may require. Your broker-dealer will ensure your order is electronically placed with the Company and that the Company timely receives your subscription amount. There is no need to furnish the Company with a Subscription Agreement when you purchase through a broker-dealer that utilizes a participant in the DTC system and offers “DTC settlement.” However, your broker-dealer may require additional documents.

Once we have received your subscription amount, we will either reject or accept your subscription. Once accepted based on our DTC closing cycle, we will have immediate access to your subscription amount and you will start to accrue interest on your investment at the rate applicable to the L Bond you have purchased. Nevertheless, you will be credited with ownership of an L Bond on the second business day after the end of the closing cycle in which your subscription is accepted. Interest will accrue for a period of 15 or 30 days for the month in which your purchase is made, depending on when during the DTC closing cycle your purchase is made. If you purchase through a broker-dealer who utilizes a participant in the DTC system and offers “DTC settlement,” your L Bond will be issued to DTC in the name of Cede & Co., as its nominee. In this sense, DTC will be the legal owner of the L Bond and you will be the beneficial owner. Your ownership of the L Bond should then appear on the brokerage or other investment statements you receive from your broker-dealer or custodian.

For so long as DTC settlement is approved, we intend to issue each class of L Bonds a unique identifying number (CUSIP) each month to facilitate the settlement of L Bonds. Thus, Class 2-2 L Bonds issued in May 2020 (and maturing May 2022) will all have the same CUSIP, which will be different from the CUSIP applicable to Class 2-2 L Bonds issued in September 2020 (and maturing September 2022). In this way, all L Bonds belonging to a single CUSIP will be completely fungible, meaning that they will all mature on the same date and have identical terms so that one L Bond with a particular CUSIP is interchangeable with any other L Bond having the same CUSIP. This process creates a tracking system for the L Bonds to be issued to and transferred through DTC.

What is the role of the trustee?

The Bank of Utah is the trustee for the L Bonds. The role of the trustee is essentially to enforce the terms of the L Bonds on behalf of bondholders, including direct and beneficial holders, and facilitate the relationship between our Company and the bondholders. We must notify the trustee of certain events as required under the indenture, and the trustee will in turn notify bondholders. The trustee has also been granted a security interest in all of the assets of GWG Holdings and GWG Life for the benefit of the bondholders. The trustee has no duty to pay any obligations under L Bonds or to make inquiry regarding, or investigate the use of, amounts disbursed from any account. Upon an event of default under the indenture, and subject to those limitations in the indenture designed to benefit our senior creditors, the trustee may take action against us to enforce the rights of holders of the L Bonds.

What is the role of the paying agent?

The paying agent is the term ascribed to whomever it is that is making the payment to the holders of L Bonds. Presently, the Company has designated Computershare Trust Company, N.A. (“Computershare”) to serve as the paying agent with respect to L Bonds settled through DTC, and the Company itself is the paying agent with respect to L Bonds settled directly with the Company. Please see “How to Purchase L Bonds,” below. Computershare and the Company are therefore responsible for tracking investors’ respective payment dates and ensuring timely payment of principal and interest under the L Bonds. The role of the paying agent is essentially mechanical, and does not ordinarily involve the exercise of discretion and judgment in the way that is typical for an indenture trustee.

Do I need to sign any paperwork in connection with the renewal of my L Bond?

No. The terms of the L Bond allow for the automatic renewal into a new L Bond of an identical (or lesser) maturity, unless we receive notice from you. Upon maturity, the L Bonds will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate L Bond portfolios for L Bonds.

Can I resell or transfer my L Bond after it has been purchased?

Yes. Since these L Bonds are being offered and sold pursuant to an effective registration statement, the L Bonds may be transferred so long as the transfer is documented in a form approved by us. We do not, however, expect a public trading market to develop for the L Bonds in the foreseeable future, if ever. Because of the lack of a trading market for L Bonds, it is unlikely that holders will be able to sell their L Bonds easily. If you wish to transfer your L Bond held in book-entry (or certificated) form, you should contact us. If you wish to transfer your L Bond held through DTC, you should contact your broker-dealer (i.e., your selling group member).

How will I receive interest and principal payments on my L Bonds?

This will depend on how you purchased your L Bond. If you purchased your L Bond directly from us, we will directly deposit our payments of interest and principal into the account indicated in your Subscription Agreement. If you purchased through DTC, all payments of principal and interest will be made to DTC, who will forward such payment to the DTC participant you hold your L Bonds through, which will then arrange to transfer the payment to your brokerage account. In this case, all accountings of what you have contributed and what you are owed will be the responsibility of your broker-dealer.

What is GWG Holdings, Inc.?

We are a financial services company committed to transforming the alternative asset industry with disruptive and innovative products and services. In 2018 and 2019, we consummated a series of transactions (as more fully described below) with Beneficient that has resulted in a significant reorientation of our business and capital allocation strategy towards an expansive and diverse exposure to alternative assets. Beneficient, through its subsidiaries, plans to operate three potentially high value, high margin lines of business: (i) private trust lending and liquidity products; (ii) trust and custody services; and (iii) financial technology.

While we are continuing our work to maximize the value of our secondary life insurance business, we do not anticipate purchasing additional life insurance policies in the secondary market and have increased capital allocated toward providing liquidity to a broader range of alternative assets, primarily through Beneficient. We believe Beneficient can finance investments in alternative assets that will generally produce higher risk-adjusted returns than those we generally can achieve from life insurance policies acquired in the secondary market. Furthermore, although we believe that our portfolio of life insurance policies is a meaningful component of a growing diversified alternative asset portfolio, we continue to explore various strategic alternatives for our life insurance portfolio aimed at maximizing its value, including a possible sale, refinancing or recapitalization of our life insurance portfolio.

Our common stock is listed on The NASDAQ Capital Market under the ticker symbol “GWGH.” We are based in Dallas, Texas.

What is your business strategy?

We are a financial services company committed to transforming the alternative asset industry with disruptive and innovative products and services. In 2018 and 2019 we consummated a series of transactions with Beneficient that has resulted in a significant reorientation of our business and capital allocation strategy towards an expansive and diverse exposure to alternative assets.

Are there any risks involved in investing in this offering?

Yes. Investing in our L Bonds involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus and Item 1A, entitled “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein, which contain a detailed discussion of the material risks that you should consider before investing in our L Bonds.

How long will this offering last?

The offering is a continuous offering. The offering expires under SEC rules after three years from the effective date of the registration statement of which this prospectus forms a part. We may, however, conduct similar or identical offerings of L Bonds or other securities during this same time or afterwards. We may also decide to terminate this offering at any time.

Will I be notified of how my investment is doing?

We will provide you with periodic updates on our performance through periodic filings we make with the SEC. Such filings will include: (i) three quarterly financial reports; (ii) one annual report; (iii) supplements to this prospectus, as appropriate; and (iv) such other reports as required under Section 13 of the Securities Exchange Act of 1934. Such information is also available on our website at www.gwgh.com.

Will I receive annual tax information regarding interest payments from you?

You will receive a Form 1099-INT, which will be mailed by January 31 of each year.

Who can help answer my questions about the offering?

If you have more questions about our offering, you should contact a registered representative of your broker-dealer (i.e., your selling group member) or other investment professional, or else contact:

GWG Holdings, Inc.

325 N. Saint Paul Street, Suite 2650

Dallas, TX 75201
(612) 746-1944

Attention: General Counsel

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” and the documents that are incorporated by reference into this prospectus, including Item 1A, entitled “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2019, before making a decision to invest in our L Bonds. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “GWG” refer to GWG Holdings, Inc. together with its direct or indirect subsidiaries. In instances where we refer specifically to “GWG Holdings” or “GWG Holdings, Inc.,” or where we refer to a specific subsidiary of ours by name, we are referring only to that specific legal entity.

Our Company

We are a financial services company committed to transforming the alternative asset industry with disruptive and innovative products and services. In 2018 and 2019 we consummated a series of transactions with The Beneficient Company Group, L.P. (“Ben LP,” and, including all of the subsidiaries it may have from time to time, “Beneficient”) that has resulted in a significant reorientation of our business and capital allocation strategy towards an expansive and diverse exposure to alternative assets. As part of this reorientation, we also changed our Board of Directors and executive management team.

Beneficient, through its subsidiaries, plans to operate three potentially high value, high margin lines of business:

●

Private Trust Lending & Liquidity Products. Through Beneficient Capital Company, L.L.C. (“BCC”), Beneficient provides a unique suite of private trust, lending and liquidity products focused on bringing liquidity to owners of professionally managed alternative assets. Beneficient’s innovative liquidity solutions are designed to serve mid-to-high net worth (“MHNW”) individuals, small-to-mid sized (“STM”) institutions, and asset managers who have historically possessed few attractive options to access early liquidity from their alternative assets. Beneficient targets MHNW clients with $5 million to $30 million in net worth and STM institutional clients typically holding less than $1 billion in assets.

●	Trust and Custody Services. Through Beneficient Administrative and Clearing Company, L.L.C. (“BACC”) and (subject to capitalization) through PEN Indemnity Insurance Company, LTD (“PEN”), Beneficient plans, in the future, to market retirement funds, custody and clearing of alternative assets, and trustee and insurance services for covering risks attendant to owning or managing alternative assets.

●	Financial Technology. Through Ben Markets Management Holdings, L.P., formerly called ACE Portal, L.L.C. (“ACE”), Beneficient plans in the future to provide online portals and financial technologies for the trading and financing of alternative assets.

Beneficient’s existing and planned products and services are designed to support the tax and estate planning objectives of its MHNW clients, facilitate a diversification of assets or simply provide administrative management and reporting solutions tailored to the goals of the investor who owns alternative investments.

While we are continuing our work to maximize the value of our secondary life insurance business, we do not anticipate purchasing additional life insurance policies in the secondary market and have increased capital allocated toward providing liquidity to a broader range of alternative assets, primarily through investments in Beneficient. We believe Beneficient’s operations will generally produce higher risk-adjusted returns than those we can achieve from life insurance policies acquired in the secondary market. Furthermore, although we believe that our portfolio of life insurance policies is a meaningful component of a growing diversified alternative asset portfolio, we continue to explore strategic alternatives for our life insurance portfolio aimed at maximizing its value, including a possible sale, refinancing or recapitalization of our life insurance portfolio.

We completed our transactions with Beneficient to provide us with a significant increase in assets and common shareholder equity. In addition, our transactions with Beneficient provide us with the opportunity for a diversified source of future earnings within the alternative asset industry. As GWG and Beneficient expand their strategic relationship, we believe the Beneficient transactions will transform GWG from a niche provider of liquidity to owners of life insurance to, as GWG and Beneficient expand their strategic relationship, a full-scale provider of trust and liquidity products and services to owners of a broad range of alternative assets.

Organizational Structure

GWG Holdings conducts its life insurance secondary market business through a wholly owned subsidiary, GWG Life, and GWG Life’s wholly owned subsidiaries, Life Trust and DLP IV. GWG Holdings’ indirect interests in loans collateralized by cash flows from other alternative assets are held by Ben LP and its general partner, Beneficient Management, L.L.C. (“Beneficient Management”). All of these entities are legally organized in the state of Delaware, other than GWG Life Trust, which is governed by the laws of the state of Utah. GWG Holdings’ wholly owned subsidiary, Life Epigenetics Inc. (formerly named Actüa Life & Annuity Ltd.) (“Life Epigenetics”), was formed to commercialize epigenetic technology for the longevity industry. Through its wholly owned subsidiary, youSurance General Agency, LLC (“youSurance”), GWG Holdings sought to offer life insurance directly to customers utilizing epigenetic technology. On November 11, 2019, GWG Holdings contributed the common stock of Life Epigenetics and membership interests in youSurance to a legal entity, InsurTech Holdings, LLC (“InsurTech Holdings”), in exchange for 100% of the membership interest in InsurTech Holdings (on March 2, 2020, InsurTech Holdings changed its name to FOXO BioScience LLC). Although we currently own 100% of the equity of InsurTech Holdings, we do not have a controlling financial interest in InsurTech Holdings because InsurTech Holdings’ managing member has substantive participating rights. Therefore, we account for our ownership interest in InsurTech Holdings as an equity method investment. Our headquarters are currently located in Dallas, Texas.

Beneficient was formed in 2003 but began its alternative asset business in September 2017. Beneficient operates primarily through its subsidiaries, which provide Beneficient’s products and services. These subsidiaries include: (i) BCC, through which Beneficient offers loans and liquidity products; (ii) BACC, through which Beneficient provides services for fund and trust administration and plans to provide custody services; (iii) PEN, through which Beneficient plans to offer insurance services; and (iv) ACE, through which Beneficient plans to provide an online portal for direct access to Beneficient’s financial services and products.

In the second quarter of 2019, in connection with the expansion of our strategic relationship with Beneficient, (i) our former chief executive officer resigned and was replaced with Murray T. Holland, a trust advisor of various related trusts (the “Seller Trusts”), which control a majority of our outstanding common stock, and (ii) all then current members of our Board of Directors resigned as directors of the Company, and 11 individuals designated by Beneficient were appointed as directors of the Company. Shortly thereafter, three additional directors were appointed to our Board of Directors. On October 11, 2019, four members of the Board of Directors resigned as directors of the Company, and the size of the Board of Directors was reduced from 14 to ten directors in order to facilitate the Board of Directors’ ability to oversee the Company’s operations in an efficient and effective manner. Under our current conflicts of interest policy, all transactions between the Company and its wholly owned subsidiaries, on the one hand, and related parties (including Beneficient and its controlled affiliates), on the other hand, must be approved by disinterested directors. On December 31, 2019, we entered into a Preferred Series A Unit Account and Common Unit Investment Agreement (the “Investment Agreement”) with Ben LP, Beneficient Company Holdings, L.P. and Beneficient Management pursuant to which, among other things, we obtained the right to appoint a majority of the board of directors of Beneficient Management. As a result, the Company obtained control of Ben LP and began reporting the results of Ben LP and its subsidiaries on a consolidated basis beginning on the transaction date of December 31, 2019.

Market Opportunity

Alternative Asset Liquidity Products and Services

The market demand for liquidity from owners of alternative assets is attributable to the outstanding net asset value of illiquid alternative assets (“NAV”) held by U.S. investors. Using data from various published industry reports from 2017 to 2019, certain widely accepted commercial private-equity databases, and applying its own proprietary assumptions and calculations (“Ben Estimates”), Beneficient estimates that total outstanding NAV held by U.S. investors exceeded $4.0 trillion in 2019 (up from an estimated $3.0 trillion in 2018).

According to at least one industry report from Prequin from 2018, total outstanding NAV in the hands of U.S. investors grew at a 12.1% compound annual growth rate (“CAGR”) for the ten years ended 2018 and was forecasted to grow at an 8% CAGR through 2023 as a result of continued increases in capital committed to the alternative asset class.

According to Ben Estimates, the large U.S. institutions representing approximately 54% of the NAV have consistently sought liquidity on approximately 1.85% to 2.25% of their outstanding NAV. Based on Ben Estimates, this has led to an annual demand for liquidity of nearly $50 billion in recent years.

A primary group not included in this demand is the MHNW investor who holds investments of $5 million to $30 million compared to a large institution’s holdings in the hundreds of millions or billions of dollars. Intermediary brokers will often not represent the MHNW individuals (or STM institutional investors). According to Ben Estimates, MHNW investors hold over $700.0 billion in NAV, yet MHNW investors have only been able to access liquidity representing less than 0.5% of the NAV held by them each year, compared to the average 2% achieved by the large institutional owners, representing 54% of the market.

Based on these amounts, Beneficient estimates that MHNW investors would seek liquidity of 3% of their outstanding NAV each year if liquidity was made available to them, or a slightly greater percentage than that of large U.S. institutions. As a result, and according to Ben Estimates, the estimated market demand for liquidity by MHNW individuals would have exceeded $20.0 billion in 2019.

Secondary Life Insurance Market

The market for life insurance is large. According to the American Council of Life Insurers Fact Book 2018 (ACLI), consumers owned approximately $12.0 trillion in face value of individual life insurance policy benefits in the United States in 2017. In that same year, the ACLI reports that individual consumers purchased an aggregate of $3.1 trillion of new individual life insurance policy benefits. This figure includes all types of individual life policies, including term insurance and permanent insurance known as whole life and universal life.

The life insurance secondary market primarily serves consumers, 65 years and older, and their families who own life insurance.

The secondary market for life insurance exists as a result of consumer lapse behaviors and surrender values far below economic value offered to consumers for their life insurance by the issuing insurance carriers. The ACLI reports that the annual lapse and surrender rate for individual life insurance policies is 5.7% of the in-force face value of benefits, amounting to over $680 billion in face value of policy benefits lapsed and surrendered in 2017 alone.

In 2017, the National Association of Insurance Commissioners (“NAIC”) issued a policy bulletin in support of products we provide. The bulletin described these products as “innovative private market solutions for financing Americans’ long-term care needs.” The NAIC, citing the Company’s August 25, 2016 presentation, discussed how consumers could exchange the market value of their life insurance policies for products designed to fund long-term care expenses.

Primary Life Insurance Market and Technology (“Insurtech”)

The opportunity to apply technology to transform the insurance industry is significant. The application of technology to the insurance industry, commonly referred to as “insurtech”, provides opportunities for new entrants into the traditional insurance marketplace that have the potential to significantly disrupt the insurance industry’s historical approach to assessing and selecting acceptable underwriting risks.

As discussed in the Organizational Structure section above, on November 11, 2019, GWG contributed the common stock and membership interests of its previously-wholly owned subsidiaries, Life Epigenetics and youSurance, to InsurTech Holdings. This transaction affected a reorganization such that InsurTech owns only two direct subsidiaries, Life Epigenetics and youSurance, which hold all insurtech assets, and one indirect subsidiary, Scientific Testing Partners, LLC, a wholly owned subsidiary of Life Epigenetics. In connection with the transaction, GWG Holdings contributed $2.1 million in cash to InsurTech Holdings during the fourth quarter of 2019 and is committed to contribute an additional $17.9 million to the entity over the next two years.

Business Strategies

1. Liquidity for Alternative Assets

We believe we are now uniquely positioned to provide liquidity and related services to investors holding a full range of illiquid alternative assets. We will continue to work to create the most value for holders of alternative assets, the financial professionals who advise them and for our shareholders.

Beneficient provides private trust solutions, including a unique suite of lending and liquidity products focused on bringing liquidity to owners of alternative assets. Beneficient’s innovative liquidity solutions are designed to serve MHNW individuals, STM institutions, and asset managers who have historically possessed few attractive options to access early liquidity from their alternative assets. Beneficient targets MHNW individual clients with $5 million to $30 million in investments and institutional clients typically holding less than $1 billion in assets.

Beneficient’s products can also support tax and estate planning objectives, facilitate a diversification of assets or provide administrative management and reporting solutions tailored to the goals of the investor. In the future, Beneficient plans to offer insurance services covering risks associated with owning or managing alternative assets.

Our life insurance secondary market business is designed to serve consumers 65 years or older owning life insurance. We seek to earn non-correlated yield from life insurance policies that we purchased in the secondary market. Since inception, we have purchased over $3.2 billion in face value of policy benefits from consumers for over $620 million, as compared to the $52 million in surrender value offered by insurance carriers on those same policies. Our products provide unique and valuable services to the senior consumers that we serve.

The goal of our secondary life insurance business has been to build a profitable, large and well-diversified portfolio of life insurance assets. We believe that scale and diversification are key factors and risk mitigation strategies to provide consistent cash flows and reliable investment returns. We believe that we have reached the goal in terms of portfolio size and diversification. We do not anticipate making additional investments in the life settlements portfolio as we believe Beneficient’s operations will generally produce higher risk-adjusted returns than those we can achieve from life insurance policies acquired in the secondary market.

2. Developing a World Class Financial Services Distribution Platform

GWG has developed a large and sophisticated financial services product distribution platform. Today, this platform consists of over one hundred independent broker dealers and several thousand “independent” financial advisors (“Retail Distribution”) who sell the Company’s investment products. “Independent” in this context refers to broker-dealers that accommodate financial advisors who carry securities licenses and need back-office support for services, such as compliance and trade execution, but allow their advisors wide latitude in how they conduct business. Since inception, GWG has raised over $1.52 billion of debt and equity capital to support our secondary market of life insurance business and related expenditures.

We believe that we are well positioned to continue to grow our Retail Distribution for several reasons:

●	We believe there is a trend towards financial professionals leaving large full-service broker-dealers to become “independent”;

●	Newly independent financial professionals and their clients demand a high level of customer service and access to innovative and value added products;

●	The significant demand for liquidity from owners of alternative assets by US investors;

●	We believe that our expanded relationship with Beneficient will attract more and larger broker dealers to our platform due to our increased size and market capitalization as well as the increase in products offered; and

●	We believe that by using capital to provide liquidity products to our current customers, and as they begin to realize the benefit of these products, we will able to raise more capital and attract additional broker dealers into our selling group.

3. Commercializing Advanced Epigenetic Technology for Primary Life Insurance Markets

We believe life insurance underwriting will be transformed due to advancements in science and technology. As part of that transformational change, we believe the science of epigenetics will serve as a foundational science to this advancement for the life insurance industry by achieving more accurate and automated underwriting.

As described above, on November 11, 2019, the Company contributed the common stock and membership interests of its previously wholly-owned subsidiaries, Life Epigenetics and youSurance to InsurTech Holdings. We believe that as a separate entity (rather than as a small subsidiary of a large financial services holding company), the InsurTech Holdings businesses can reach their maximum potential in terms of marketing and branding, attraction of talent, appropriate peer group comparisons and, ultimately, return to its owners. The Company will retain substantially all of the economics of InsurTech Holdings.

The Offering

Issuer	GWG Holdings, Inc.

Indenture Trustee	Bank of Utah

Paying Agent	GWG Holdings, Inc.

Securities Offered	We are offering up to 2,000,000 Units of L Bonds (“L Bonds”), with each whole Unit representing $1,000 in principal amount of L Bonds. The L Bonds are being sold on a continuous basis.

Method of Purchase	We will sell L Bonds using two different closing or “settlement” services, whenever available. The first service is DTC settlement, and the second is direct settlement with the Company. For more information, see “Plan of Distribution.” The registration statement of which this prospectus is a part also registers the renewal of L Bonds that are outstanding from time to time.

Denomination	The minimum purchase amount is 25 L Bond Units, or $25,000 in principal amount. Additional L Bonds in excess of 25 Units may be purchased in any number of whole or fractional Units.

Offering Price	$1,000 per whole Unit, representing 100% of the principal amount of the L Bond represented by a whole Unit. Throughout this prospectus, we refer to L Bond Units simply as “L Bonds.”

Limited Rescission Right	If you are purchasing L Bonds through direct settlement with the Company and your Subscription Agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the SEC, but such post-effective amendment has not yet been declared effective, you will have a limited time within which to rescind your investment subject to the conditions set forth in this prospectus. See “Description of the L Bonds — Limited Rescission Right” for additional information.

Maturity	You may generally choose maturities for your L Bonds of two, three, five or seven years. Nevertheless, depending on our capital requirements, we may not offer and sell L Bonds of all maturities at all times during this offering.

Interest Rates	The interest rate of the L Bonds will be established at the time of your purchase, or at the time of renewal, based upon the rates we are offering in this prospectus or our latest interest rate supplement to this prospectus (i.e., any prospectus supplement containing interest rate information for L Bonds of different maturities), and will remain fixed throughout the term of the L Bond. We may offer higher rates of interest to investors with larger aggregate L Bond portfolios, but only as set forth in the then-current interest rate supplement.

Interest Payments	We will pay interest in cash on the L Bonds based on the terms you choose, which may be monthly or annually. Interest will accrue from the effective date of the L Bond’s issuance. If you purchase your L Bond directly from the Company, the effective date of your L Bond will be the date on which we accept your fully paid subscription. If you purchase your L Bond through DTC settlement, interest will begin accruing on the trade date. Based on our anticipated bi-monthly closing cycle, this means that interest will accrue for a period of 15 or 30 days for the month in which your purchase is made, depending on when during the DTC closing cycle your purchase is made. Interest payments will generally be made on the 15th day immediately following the last day of the month to the L Bond holder of record as of the last day of that interest-payment period. Interest will be paid without any compounding.

Principal Payments	The maturity date for the L Bonds will be the last day of the month during which the L Bond matures. We are obligated to pay the principal on the L Bond in cash by the fifth day of the month next following its maturity (or the first business day following such date).

Payment Method	Principal and interest payments will be made in cash by direct deposit to the account you designate in your Subscription Agreement if you purchase L Bonds through direct settlement with the Company. If you purchase L Bonds through DTC settlement, principal and interest payments will be made to your brokerage or custodial account through DTC.

Renewal or Redemption at Maturity	Upon maturity, the L Bonds will be automatically renewed for the same term at the interest rate we are offering at that time to other investors with similar aggregate L Bond portfolios for L Bonds of the same maturity, unless repaid upon maturity at our or your election. In this regard, we will notify you at least 30 days prior to the maturity date of your L Bonds. In the notice, we will advise you if we intend to repay the L Bonds or else remind you that your L Bonds will be automatically renewed unless you exercise your option, at least 15 days prior to the maturity date, to elect to have your L Bonds repaid. If applicable, a new certificate will be issued.

If we determine that a post-effective amendment to the registration statement covering the offer and sale of L Bonds must be filed during your 15-day repayment election period, we will extend your election period until ten days following the postmark date of our notice to you that the amendment has become effective.

For any L Bonds offered hereby that mature after the three-year anniversary of the commencement of this offering, we expect that the renewal of such L Bonds may require us to file a new registration statement. In such a case, the new registration statement must be declared effective before we will be able to renew your L Bond. In this event, if the new registration statement has not yet been filed or become effective, we will extend your election period until ten days following the date of our notice to you that the new registration statement has become effective, which notice will include a new prospectus.

If L Bonds with similar terms are not being offered at the time of renewal, then (i) the interest rate upon renewal will be (a) the rate specified by us in writing on or before the maturity date or (b) if no such rate is specified, the rate of your existing L Bonds, and (ii) the maturity will the same if L Bonds of the same maturity are then being offered at the time of renewal. If L Bonds of the same maturity are not then being offered at the time of renewal, then the maturity will be the next earliest maturity. Accordingly, you should understand that the interest rate offered upon renewal may differ from the interest rate applicable to your L Bonds prior to maturity. See “Description of the L Bonds — Renewal or Redemption on Maturity.”

Call and Redemption Prior to Maturity

We may call and redeem the entire outstanding principal balance and accrued but unpaid interest of any or all of the L Bonds at any time without penalty or premium. L Bond holders will have no right to require us to redeem any L Bond prior to maturity unless the request is due to death, bankruptcy or total permanent disability. The indenture defines “total permanent disability” as the determination by a physician, approved by us, that a holder of an L Bond who is a natural person, and who was gainfully employed at the time of issuance of the L Bond (or its renewal date), is unable to work on a full-time basis during a period of 24 consecutive months.

In our sole discretion, we may accommodate other requests to redeem any L Bond prior to maturity. If we agree to redeem an L Bond upon the request of an L Bond holder (other than in connection with death, bankruptcy or total permanent disability of a holder), we will impose a redemption fee of 6% against the outstanding principal balance of the L Bond redeemed, which fee will be subtracted from the amount paid.

Ranking	The L Bonds will constitute secured debt of GWG Holdings. The payment of principal and interest on the L Bonds will be:

● pari passu with respect to payment on and collateral securing all L Bonds (including those issued under our prior L Bond offering) and the previously issued Seller Trust L Bonds due 2023 (the “Seller Trust L Bonds”), of which approximately $948.1 million and $366.9 million in principal amount was outstanding, respectively, as of December 31, 2019 (see the caption “— Collateral Security” below);

● structurally junior to the present and future obligations owed by DLP IV under a second amended and restated senior credit facility with LNV Corporation, and structurally or contractually junior to any future obligations that DLP IV or other primary obligors or guarantors may have under future senior secured borrowing facilities; and

● structurally junior to the present and future claims of other creditors of our subsidiaries other than GWG Life, including Beneficient’s senior credit agreement and second lien credit agreement with HCLP Nominees, L.L.C., of which approximately $152.2 million in principal amount was outstanding as of December 31, 2019, and trade creditors.

The indenture will permit us to issue other forms of debt, including senior and secured debt, in the future. Any such secured senior debt will have priority over L Bonds with respect to claims for payment and claims for any collateral that is shared as between the holders of L Bonds and such senior secured debt.

To fully understand the foregoing summary, you should understand that “pari passu” means that claims for payment and entitlement to security among the holders of L Bonds (including the holders of previously issued L Bonds) and the holders of any later-created class of “pari passu debt” of ours, will generally be treated equally and without preference. Debt issued on a pari passu basis in the future would be treated equally and without preference in respect of the L Bonds. Thus, in the event of any default on the L Bonds (or any other debt securities of ours that is pari passu with the L Bonds) resulting in claims for payment or claims on collateral security, the holders of the L Bonds and all such other debt securities that are pari passu with the L Bonds would share in payment or collateral in proportion to the amount of principal and interest owed on each such debt instrument. See “Description of the L Bonds — Ranking” for further information.

Guarantee	The payment of principal and interest on the L Bonds (including those issued under our prior L Bond offering) and Seller Trust L Bonds is fully and unconditionally guaranteed by GWG Life. On December 31, 2019, there was approximately $948.1 million and $366.9 million, respectively, in outstanding principal amount of previously issued L Bonds and Seller Trust L Bonds.

Collateral Security	The L Bonds are secured by the assets of GWG Holdings, Inc. and by a guarantee and corresponding grant of a security interest in the assets of GWG Life. Our assets consist primarily of our investments in Beneficient, investments in our subsidiaries (including financing receivables from affiliates) and any cash proceeds we receive from life insurance assets of our subsidiaries, and all other cash and investments we hold in various accounts.

GWG Life’s assets, including its equity in our subsidiary DLP IV and its beneficial interest in Life Trust, serve as collateral for our L Bonds. However the life insurance policies held by DLP IV and Life Trust, which comprise a substantial majority of our life insurance policies, do not serve as collateral for the L Bonds. Further, the life insurance policies held by DLP IV are pledged as collateral securing the obligations under DLP IV’s second amended and restated senior credit facility with LNV Corporation. The L Bonds’ security interest will be structurally subordinate to the security interest in favor of our senior secured lender, together with any future senior secured lenders of ours. The assets of GWG Life, including proceeds it receives as distributions from DLP IV and derived from the insurance policies owned by DLP IV, are collateral for GWG Life’s guarantee of the repayment of principal and interest on the L Bonds.

The L Bonds are also secured by a pledge of 3,952,155 shares of our common stock. For more information please see “Description of the L Bonds — Collateral Security.”

Indenture Covenants	The indenture governing the L Bonds places restrictive covenants and affirmative obligations on us. For example, our debt coverage ratio may not exceed 90%.

The indenture defines the debt coverage ratio as the ratio, expressed as percentage, of (A) the aggregate sum of all Indebtedness (as defined in the indenture, other than Excluded Indebtedness, as described below) of GWG Holdings and its direct and indirect subsidiaries (including the Securities issued under the indenture, but excluding any Indebtedness of Ben LP and its direct and indirect subsidiaries) as reflected on GWG Holdings’ most recent consolidated balance sheet prepared in accordance with GAAP over (B) the sum of (i) Net Present Asset Value (as defined in the amended indenture) of Life Insurance Policies (as defined in the amended indenture) owned by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding Life Insurance Policies held by Ben LP and its direct and indirect subsidiaries and controlled affiliates, plus (ii) all cash (and cash equivalents) held by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding the cash (and cash equivalents) held by Ben LP and its direct and indirect subsidiaries, plus (iii) the original cost basis in GWG Holdings’ investment in common units or other securities of Ben LP, plus (iv) the outstanding principal amount of any outstanding loans made under a commercial loan agreement with GWG Life, as lender, plus (v) the cost basis of assets contributed to GWG Holdings or any direct or indirect subsidiary of GWG Holdings in connection with a Repurchase Transaction (as defined below), plus (vi) without duplication, the value of all other assets of GWG Holdings and its direct and indirect subsidiaries or affiliates (but excluding the value of assets of Ben LP and its direct and indirect subsidiaries) as reflected on its most recent consolidated balance sheet prepared in accordance with GAAP.

The indenture defines “Excluded Indebtedness” as Indebtedness or any portion thereof (A) the principal and accrued but unpaid interest of which is payable at GWG Holdings’ option, pursuant to the terms of such Indebtedness or otherwise, in Capital Stock (as defined in the amended indenture) of GWG Holdings or securities mandatorily convertible into or exchangeable for Capital Stock of GWG Holdings, or (B) any Indebtedness that is reasonably expected to be converted or exchanged, directly or indirectly, into Capital Stock of GWG Holdings, provided that under the terms of such Indebtedness in the event any such conversion or exchange does not occur in accordance with the terms of such transaction, such Indebtedness would be cancelled and any assets received in exchange for such Indebtedness would be returned (a “Repurchase Transaction”).

For this purpose, the net present asset value of our life insurance assets is equal to the present value of the cash flows derived from the face value of policy benefit assets we own, discounted at a rate equal to the weighted-average interest rate paid on indebtedness, excluding that of Seller Trust L Bonds.

The net present asset value of our life insurance assets for purposes of this covenant is not necessarily the same as the fair value of our life insurance assets as reflected on our most recently available balance sheet prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and does not necessarily reflect the saleable or market value of those assets.

We are required to notify the indenture trustee in the event we violate this restrictive covenant for a period of 30 consecutive days. An “event of default” will exist under the indenture if a violation of this covenant persists for a period of 60 calendar days after the trustee’s notice to us of a breach, or such a notice received from the holders of at least 25% in principal amount of outstanding L Bonds.

The indenture also places limitations on our ability to engage in a merger or sale of all of our assets. See “Description of the Indentures — Events of Default” and “— Consolidation Mergers or Sales” for more information.

Use of Proceeds	If all the L Bonds are sold, we would expect to receive up to approximately $1,837.6 million of net proceeds from this offering after paying our estimated average selling commissions, dealer-manager fees, accountable expense allowance, wholesale commissions and our own offering-related expenses. There is no minimum amount of L Bonds that must be sold before we access investor funds. The exact amount of proceeds we receive may vary considerably depending on a variety of factors, including how long the L Bonds are offered.

We intend to use the net proceeds from this offering to grow our alternative asset exposure, including through investments in Beneficient in the form of equity investments or loans, and to meet our other obligations, including debt obligations. Beneficient will have broad discretion to use the proceeds of any such investments and may use such proceeds to fund alternative asset financings, to repay indebtedness, including to related parties, and for general working capital purposes, including operating expenses. We may also use some of the proceeds from this offering to pay interest and principal amounts owing under previously issued L Bonds, Seller Trust L Bonds, and L Bonds offered hereby and for the payment of dividends on and redemption of our preferred stock. See “Use of Proceeds” for additional information.

No Market for L Bonds Units; Transferability	There is no existing market for the L Bonds and we do not anticipate that a secondary market for the L Bonds will develop. We do not intend to apply for listing of the L Bonds on any securities exchange or for quotation of the L Bonds in any automated dealer quotation system. Nevertheless, you will be able to freely transfer or pledge L Bonds. See “Description of the L Bonds — Transfers.”

Book Entry	The L Bonds may be issued in book-entry form, certificated form, or in the form of a global certificate deposited with a depositary. See “Description of the L Bonds — Registration and Exchange.”

Covered Security	Our L Bonds are a “covered security.” The term “covered security” applies to securities exempt from state registration because of their oversight by federal authorities and national-level regulatory bodies pursuant to Section 18 of the Securities Act of 1933. Generally, securities listed on national exchanges are the most common type of covered security exempt from state registration. A non-traded security also can be a covered security if it has a seniority greater than or equal to other securities from the same issuer that are listed on a national exchange. Our L Bonds are a covered security because they are senior to our common stock, which is listed on The Nasdaq Capital Market, and therefore our offering of L Bonds is exempt from state registration.

Although the status of our L Bonds as a “covered security” will facilitate their purchase and sale to a broader range of investors than would otherwise be available to us, and although the offer and sale of a “covered security” generally involves fewer issuance costs to the issuer of such securities, our L Bonds are not a suitable purchase for all investors.

Risk Factors	An investment in the L Bonds involves significant risks, including the risk of losing your entire investment, and may be considered speculative. Importantly, we maintain a senior borrowing arrangement that subordinates the right to payment on, and shared collateral securing, the L Bonds to our senior secured lender. From time to time we may add or replace senior lenders and the particular arrangements under which we borrow from them. In addition, these borrowing arrangements with senior lenders restrict, and are expected to continue to restrict, our cash flows and, subject to certain exceptions, distributions from our operating subsidiaries. These provisions will restrict cash flows available for payment of principal and interest on the L Bonds. For a summary of risks relating to this offering and our Company and business, please see “Risk Factors” beginning on page 11 of this prospectus and Item 1A, entitled “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein.

RISK RELATING TO FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus and the documents incorporated by reference contain forward-looking statements. These forward-looking statements reflect our current expectations and projections about future events and are subject to risks, uncertainties and assumptions about our operations and the investments we make, including, among other things, factors discussed under the heading “Risk Factors” below.

The words “believe,” “could,” “possibly,” “probably,” “anticipate,” “estimate,” “project,” “expect,” “may,” “will,” “should,” “seek,” “intend,” “plan,” “expect,” or “consider” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from such statements. Such risks and uncertainties include, but are not limited to:

●	the valuation of assets reflected on our financial statements, including the fair value of Beneficient’s assets and liabilities, including noncontrolling interests, which were consolidated as a result of the transactions with Beneficient on December 31, 2019;

●	the illiquidity of our life insurance and Beneficient-related investments and receivables from affiliates;

●	our ability to realize the anticipated benefits from our consolidation of Beneficient;

●	Beneficient’s financial performance and ability to execute on its business plan;

●	Beneficient’s ability to obtain the trust charters from the Texas Department of Banking necessary to implement its business plan;

●	our ability to obtain accurate and timely financial information from Beneficient;

●	our ability to effectively transition the management and oversight roles served by our former executives and members of our Board of Directors;

●	changes resulting from the evolution of our business model and strategy with respect to Beneficient and the life insurance secondary market;

●	our reliance on debt financing and continued access to the capital markets;

●	our significant and ongoing financing requirements;

●	our predominant use of short term debt to fund a portfolio of long term assets could result in a liquidity shortage;

●	our ability to make cash distributions in satisfaction of dividend obligations and redemption requests;

●	our ability to satisfy our debt obligations if we were to sell our assets;

●	our history of operating losses;

●	general economic outlook, including prevailing interest rates and credit market conditions

●	federal, state and FINRA regulatory matters;

●	litigation risks;

●	our ability to comply with financial and non-financial covenants contained in borrowing agreements;

●	the reliability of assumptions underlying our actuarial models, including life expectancy estimates and our projections of mortality events and the realization of policy benefits;

●	risks relating to the validity and enforceability of the life insurance policies we have purchased;

●	our reliance on information provided and obtained by third parties, including changes in underwriting tables and underwriting methodology;

●	life insurance company credit exposure;

●	cost-of-insurance (premiums) increases on our life insurance policies;

●	performance of our investments in life insurance policies; and

●	risks associated with causing Life Epigenetics and youSurance to become independent of GWG.

We caution you that the foregoing list of factors is not exhaustive. Forward-looking statements are only estimates and predictions, or statements of current intent. Actual results, outcomes or actions that we ultimately undertake could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before purchasing the securities offered by this prospectus, you should carefully consider the risks, uncertainties and additional information (i) set forth in our most recent Annual Report on Form 10-K filed with the SEC which is incorporated by reference into this prospectus, and (ii) contained herein or in any applicable prospectus supplement. The information incorporated by reference into this prospectus specifically includes the risk factors contained in our Annual Report on Form 10-K filed with the SEC on March 27, 2020.

For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” The risks and uncertainties in this prospectus and in the documents incorporated by reference in this prospectus are those that we currently believe may materially impact the Company and could result in the loss of all or a portion of your investment in the L Bonds. Additional risks not presently known or are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects.

Risks Related to the Offering and the L Bonds

There is no established trading market for the L Bonds. If an actual trading market does not develop for the L Bonds, you may not be able to resell them quickly, for the price that you paid or at all.

There is currently no existing market for the L Bonds and the L Bonds will not be listed for trading on any exchange. We cannot assure you as to the liquidity of any market that may develop for the L Bonds, the ability of holders of the L Bonds to sell them or the price at which the holders of the L Bonds may be able to sell them. The liquidity of any market for the L Bonds will depend on numerous factors, including prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our own financial condition, performance and prospects. Historically, the market for debt securities, such as the L Bonds, has been subject to disruptions that have caused substantial price volatility. We cannot assure you that if a market for the L Bonds were to develop, such a market would not be subject to similar disruptions.

We also cannot assure you that you will be able to sell your L Bonds at a particular time or at all, or that the prices that you receive when you sell them will be favorable. If no active trading market develops, you may not be able to resell your L Bonds at their fair market value, or at all.

The collateral granted as security for our obligations under the L Bonds and Seller Trust L Bonds may be insufficient to repay the indebtedness upon an event of default.

GWG Holdings (the issuer of the L Bonds and Seller Trust L Bonds) and GWG Life (the guarantor of obligations under the L Bonds and Seller Trust L Bonds, and a wholly owned subsidiary of GWG Holdings) have each granted a security interest in substantially all of their respective assets to serve as collateral security for obligations under the L Bonds and Seller Trust L Bonds. Importantly, DLP IV, a wholly owned subsidiary of GWG Life, owns a substantial number of our life insurance policies, 77% of the face value of our life insurance portfolio as of December 31, 2019, and is the borrower under our second amended and restated senior credit facility with LNV Corporation. As the borrower under that second amended and restated senior credit facility with LNV Corporation, all of its assets — including all of its life insurance policy assets — serve as collateral for our obligations under the facility.

Because of the fact that a substantial number of our life insurance assets are held in our DLP IV subsidiary, and all of those life insurance assets serve as collateral security for our obligations under our second amended and restated senior credit facility with LNV Corporation, holders of L Bonds and Seller Trust L Bonds risk the possibility that the collateral security granted in our life insurance policies and our investments in Beneficient to secure our obligations under the L Bonds and Seller Trust L Bonds may be insufficient to repay holders upon an event of default. Furthermore, while the indenture governing the L Bonds and the Seller Trust L Bonds limits the amount of debt relative to a measure of asset coverage we and our subsidiaries can incur, the indenture permits us and our subsidiaries to incur additional secured debt (subject to the debt coverage ratio) that may be senior to the L Bonds and Seller Trust L Bonds.

Furthermore, the life insurance policies and our investments in Beneficient that secure our obligations under the L Bonds and Seller Trust L Bonds are illiquid assets. As a result, the book value of those assets as reflected on our financial statements are based on numerous assumptions and may not necessarily reflect the current market price for those assets, especially in the event of a bulk or distressed sale. Furthermore, a substantial majority of the net assets of Beneficient are currently represented by goodwill as of December 31, 2019. Some or a substantial portion of the proceeds from L Bond sales may be used to make investments in Beneficient. Because these advances may be used by Beneficient for working capital purposes and to repay indebtedness, such investments may not increase the tangible assets securing the L Bonds. If the trustee for the L Bonds were forced to sell all or a portion of the collateral securing them, there can be no assurance that the trustee would be able to sell them for the prices at which we have recorded them, and the trustee might be forced to sell them at significantly lower prices.

Subordination provisions contained in the indenture will restrict the ability of the trustee or the L Bond or Seller Trust L Bond holders to enforce their rights against us under the indenture, including the right to payment on the L Bonds, if a default then exists under a senior credit facility.

The L Bonds and Seller Trust L Bonds will be subordinate in right of payment to any claims of our senior lender under the second amended and restated senior credit facility with LNV Corporation. In this regard, subordination provisions limiting the right of L Bond and Seller Trust L Bond holders to enforce their rights are contained in the indenture. These provisions include:

●	a prohibition on challenging any enforcement action taken by a senior lender, or interfering with any legal action or suits undertaken by a senior lender, against us and our affiliates;

●	a 180-day standstill period during which there may not be brought any action against us or our affiliates to enforce rights respecting collateral unless our second amended and restated senior credit facility with LNV Corporation has been repaid in full, which period may be extended if the senior lender takes action during such standstill period; and

●	a prohibition on filing a bankruptcy or insolvency case against us or our affiliates for at least one year plus one day after any senior lender has been paid in full.

In the event of a default on a senior credit facility, the indenture prohibits us from making any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repayment at maturity, on default, or otherwise), on the L Bonds, Seller Trust L Bonds and any other indebtedness unless and until: (i) the default respecting the senior credit facility has been cured or waived or has ceased to exist; or (ii) in the case of a non-payment default that permits a senior lender to declare as due and payable all amounts owing under a senior credit facility (but where that senior lender has not yet so declared amounts as being due and payable), the end of the period commencing on the date the trustee receives written notice of default from the senior lender and ending on the earliest of (1) our discharge of the default (or other cure), (2) the trustee’s receipt of a valid waiver of default from the senior lender, or (3) a written notice from the senior lender terminating the payment prohibition.

During any payment prohibition period, neither the holders of the L Bonds, the Seller Trust L Bonds, nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the L Bonds or Seller Trust L Bonds. Other provisions of the indenture do permit the trustee to take action to enforce the payment rights of L Bond and Seller Trust L Bond holders after 179 days have passed since the trustee’s receipt of notice of default from a senior lender, but in such case any funds paid as a result of any such suit or enforcement action shall be applied toward the senior credit facility until the facility is indefeasibly paid in full before being applied to the L Bonds and Seller Trust L Bonds.

These subordination provisions present the risk that, upon any default by us on obligations owed to our senior lender, the holders of the L Bonds and Seller Trust L Bonds will be unable to enforce their rights to payment.

If the 180-day standstill period noted above, or any other limitation on the rights of the trustee or L Bond and Seller Trust L Bond holders to assert their rights to payment of principal or interest under the indenture, is ultimately determined to conflict with provisions of the Trust Indenture Act of 1939 (most notably sections 316(b) and 317(a) of that Act), then the trustee, as well as any holder who shall not have earlier consented to such subordination provisions, will (notwithstanding such provision contained in the indenture) be authorized to institute a lawsuit for the enforcement of any payment of principal or interest after their respective due dates.

The debt coverage ratio, designed to provide some assurance to the holders of the L Bonds and Seller Trust L Bonds that the value of our total assets exceeds our total interest-bearing obligations, values our life insurance policy assets, which represent 56% of our total assets (excluding goodwill) as of December 31, 2019, in a manner that may not be representative of the amount we would actually receive upon a sale of those assets.

Under the indenture governing the L Bonds and Seller Trust L Bonds, as amended, the maximum amount of L Bonds and Seller Trust L Bonds we may issue at any time is limited to an amount such that our debt coverage ratio does not exceed 90%. This limitation is designed to provide some basis that the net present value of policy benefits from our life insurance assets, plus the carrying value of our other assets (including our investments in Beneficient), will be sufficient to meet our obligations to our L Bond and Seller Trust L Bond holders. Expressed as a percentage, the debt coverage ratio is the ratio of (A) the aggregate sum of all Indebtedness (other than Excluded Indebtedness) of GWG Holdings and its direct and indirect subsidiaries (including the Securities issued under the indenture, but excluding any Indebtedness of Ben LP and its direct and indirect subsidiaries) as reflected on GWG Holdings’ most recent consolidated balance sheet prepared in accordance with GAAP over (B) the sum of (i) Net Present Asset Value of Life Insurance Policies owned by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding Life Insurance Policies held by Ben LP and its direct and indirect subsidiaries and controlled affiliates, plus (ii) all cash (and cash equivalents) held by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding the cash (and cash equivalents) held by Ben LP and its direct and indirect subsidiaries, plus (iii) the original cost basis in GWG Holdings’ investment in common units or other securities of Ben LP, plus (iv) the outstanding principal amount of any outstanding loans made under a commercial loan agreement with GWG Life, as lender, plus (v) the cost basis of assets contributed to GWG Holdings or any direct or indirect subsidiary of GWG Holdings in connection with a Repurchase Transaction, plus (vi) without duplication, the value of all other assets of GWG Holdings and its direct and indirect subsidiaries or affiliates (but excluding the value of assets of Ben LP and its direct and indirect subsidiaries) as reflected on its most recent consolidated balance sheet prepared in accordance with GAAP. For this purpose, Excluded Indebtedness” is Indebtedness which is payable at GWG Holdings’ option in capital stock of GWG Holdings or securities mandatorily convertible into or exchangeable for such capital stock of GWG Holdings, or any Indebtedness that is reasonably expected to be converted or exchanged, directly or indirectly, into such capital stock, provided that under the terms of such Indebtedness in the event any such conversion or exchange does not occur in accordance with the terms of such transaction, such Indebtedness would be cancelled and any assets received in exchange for such Indebtedness would be returned.

Although the debt coverage ratio is designed to provide some basis that our assets will be sufficient to meet our obligations to the holders of L Bonds and Seller Trust L Bonds, the “net present value” of our life insurance assets used in the debt coverage ratio is not the same as the GAAP “fair value” of those assets on our balance sheet. Accordingly, the debt coverage ratio is not informative of the amount we and holders of L Bonds and Seller Trust L Bonds would actually receive if we were forced to sell or liquidate our life insurance related assets. Furthermore, any sale or liquidation of all or a significant portion of our life insurance policies or investments in Beneficient would include significant transactional costs. See “— The collateral granted as security for our obligations under the L Bonds and Seller Trust L Bonds may be insufficient to repay the indebtedness upon an event of default.” As a result, our compliance with the debt coverage ratio in the indenture will not guarantee that the value of our life insurance assets plus the value of our investments in Beneficient, if sold or liquidated, would in all cases exceed the amount of our obligations to the holders of L Bonds and Seller Trust L Bonds.

USE OF PROCEEDS

If all of the L Bonds are sold, we expect to receive up to approximately $1,837.6 million of net proceeds from this offering after paying our estimated offering and related expenses and the estimated selling commissions and additional compensation (consisting of (i) dealer-manager fees, (ii) wholesaling fees and non-transaction based compensation of the wholesalers, who are our employees and associated with the dealer manager, (iii) accountable expense allowance (iv) non-cash compensation, and (v) up to a 1.00% reallowance to selling group members). We expect the selling commissions and additional compensation to aggregate approximately $160.0 million based on expected average selling commissions of $100.0 million (5.00%), dealer-manager fees of $8.0 million (0.4%), and additional expenses aggregating to $52.0 million (2.60%), assuming the sale of all of the L Bonds. In addition, we expect that our offering expenses, consisting of legal, accounting, printing, mailing, registration, qualification and associated securities offering filing costs and expenses, will aggregate to approximately $2,400,000 through the course of this offering.

As explained elsewhere in this prospectus, the maximum amount of commissions, dealer manager fees and additional compensation payable to the dealer manager and selling group members is 8.0% of the aggregate principal amount of L Bonds sold. Therefore, if all of the L Bonds were sold and the maximum commissions, dealer manager fees and additional compensation were paid, we estimate that the net proceeds to us, after paying our own estimated offering and related expenses, would be approximately $1,837.6 million. Nevertheless, because we do not know the total principal amount of L Bonds that will be ultimately sold, we are unable to accurately forecast the total net proceeds that will be generated by this offering.

There is no minimum amount of L Bonds that must be sold before we access investor funds. The exact amount of proceeds we receive may vary considerably depending on a variety of factors, including how long the L Bonds are offered.

We intend to use the net proceeds from this offering to grow our alternative asset exposure, including through investments in Beneficient in the form of equity investments and/or loans to Beneficient or related entities, and to meet our other obligations, including:

●	servicing our portfolio of life insurance assets (i.e., paying life insurance policy premiums);

●	paying principal (at maturity or upon earlier prepayment or redemption), interest and fees to our lenders, including under DLP IV’s second amended and restated senior credit facility, previously issued L Bonds, Seller Trust L Bonds and the L Bonds offered hereby;

●	paying dividends on and, if applicable, redeeming our preferred stock;

●	paying transaction expenses relating to interest rate hedging and similar derivative transactions (e.g., caps, collars, etc.); and

●	general working capital purposes.

The extent to which we will use proceeds from this offering for any of these purposes, and the amounts and timing of such expenditures, will depend on, among other things, how long the L Bonds are offered, the amount of net proceeds that we receive from the sale of L Bonds being offered, our cash flows and needs for liquidity, the existence and timing of opportunities to strategically increase our investment in Beneficient, the availability of funds from other sources, including realizations from policy benefits, distributions from investments in Beneficient, the issuance of common or preferred equity, borrowings from senior credit facilities, and other factors deemed relevant by our Board of Directors and management.

Beneficient will have broad discretion to use the proceeds of any such investments and may use such proceeds to acquire alternative assets, to repay indebtedness, including to related parties, and for general working capital purposes, including operating expenses.

Net offering proceeds not immediately applied to the uses summarized above will be invested, at our sole discretion, in bank deposits or short-term investments such as money market funds, commercial paper, U.S. Treasury Bills and similar securities investments pending their use.

The maximum amount of L Bonds we may issue and have outstanding is limited by our debt coverage ratio discussed below.

DESCRIPTION OF THE L BONDS

General

The L Bonds are secured obligations of GWG Holdings. The L Bonds will be issued under the amended and restated indenture between us and Bank of Utah as the indenture trustee, dated October 23, 2017, which amends and restates the original indenture dated October 19, 2011 and as may be amended or supplemented from time to time (referred to herein as the “indenture”). The terms and conditions of the L Bonds include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the indenture. For a complete understanding of the L Bonds, you should review the definitive terms and conditions contained in the indenture, which include definitions of certain terms used below. A copy of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and is available from us at no charge upon request.

The following is a summary of the material terms of the L Bonds:

●	The L Bonds are general secured obligations of GWG Holdings. The obligations are secured by a grant of a security interest in all of the assets of GWG Holdings, which assets will serve as collateral for our obligations under the L Bonds. This grant of a security interest is effected pursuant to an amended and restated pledge and security that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

●	The L Bonds are fully and unconditionally guaranteed by our wholly owned direct subsidiary, GWG Life, but otherwise are not guaranteed by any other person or entity. The guarantee is backed by a grant of a security interest in all of the assets of GWG Life, which assets will serve as additional collateral for our obligations under the L Bonds. Chief among these assets is GWG Life’s ownership interest in DLP IV. This guarantee is effected pursuant to provisions contained in the indenture.

●	The L Bonds are also secured by a pledge of the equity ownership interests in GWG Holdings beneficially owned by BCC and AltiVerse Capital Markets, L.L.C., a Delaware limited liability company (“AltiVerse”) (which is a limited liability company owned by an entity related to Beneficient’s founders)— which pledge is effected pursuant to an amended and restated pledge and security agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

●	Through DLP IV, we are party to a $300.0 million second amended and restated senior credit facility with LNV Corporation. The amount outstanding under this facility was $184.6 million at December 31, 2019.

●	The L Bonds are not savings accounts, certificates of deposit (CDs) or other forms of “deposits,” and are not insured by the FDIC or any other governmental agency.

●	The L Bonds are not directly secured by any life insurance assets not owned by GWG Life. A substantial majority of our life insurance assets are held by DLP IV. Although GWG Life’s equity ownership interest in DLP IV is an asset in which GWG Life has, pursuant to its guarantee, granted a security interest to serve as collateral for obligations under the L Bonds, the payment on such equity interest will be subordinate to the interests of creditors of DLP IV, including our senior creditor LNV Corporation.

●	The L Bonds do not have the benefit of a “sinking fund” for the retirement of principal.

●	The L Bonds are not convertible into our capital stock or other securities.

●	We have the option to call and redeem the entire outstanding principal balance and accrued but unpaid interest of any L Bonds at any time and without premium or penalty. If we elect to call and redeem your L Bonds, those redeemed L Bonds will cease to accrue interest after the redemption date under the terms and subject to the conditions of the indenture.

●	Except in limited circumstances (death, bankruptcy or total permanent disability) L Bond holders will have no right to require us to redeem any L Bond prior to its maturity date. Any early redemption will be for the total outstanding principal balance and accrued but unpaid interest. If we in our sole discretion nonetheless elect to accommodate a redemption request, we will redeem the entire (but not less than the entire) outstanding principal balance and accrued but unpaid interest of the L Bonds and may impose a redemption fee of 6% against the outstanding principal balance of the L Bond redeemed. This fee will be subtracted from the amount paid to you.

The L Bonds will be represented by “Units,” with each whole Unit representing $1,000 in principal amount (USD) of L Bonds. Accordingly, L Bond Units will be sold at 100% of their principal face amount. Throughout this prospectus, we refer to L Bond Units simply as “L Bonds.” The minimum investment amount in the L Bonds will be 25 Units, or $25,000. Above that minimum amount, L Bonds may be purchased in whole Units. Subject to the minimum investment amount, you may select the principal amount and term of the L Bonds (ranging from two to seven years) you would like to purchase when you subscribe. The interest rate of your L Bonds will remain fixed until maturity. Depending on our capital requirements, we may not, however, always offer L Bonds with the particular terms you seek. See “Description of the L Bonds — Interest Rate and Maturity” below.

Upon acceptance of your subscription, we will create an account in a book-entry registration and transfer system for you, and credit the principal amount of your subscription to your account. We will also send you a purchase confirmation that will indicate our acceptance of your subscription. If your subscription is rejected, all funds deposited will be promptly returned to you without any interest. See “— Registration and Exchange” below. Alternatively, you may subscribe for L Bonds as a direct participant with Depository Trust Company (DTC settlement). See “Plan of Distribution — Settlement Procedures” for more information.

Investors whose subscriptions for L Bonds have been accepted and anyone who subsequently acquires L Bonds in a qualified transfer are referred to as “holders” or “registered holders” in this prospectus. We may modify or supplement the terms of the L Bonds described in this prospectus from time to time in a supplement to the indenture and a further supplement to this prospectus. Except as set forth under “— Amendment, Supplement and Waiver” below, any modification or amendment will not affect L Bonds outstanding at the time of such modification or amendment.

The L Bonds are transferable pursuant to the terms of the indenture. The L Bonds may be transferred or exchanged for other L Bonds of the same series and class of a like aggregate principal amount (i.e., the same number of Units) subject to limitations contained in the indenture. We will not charge a fee for any registration, transfer or exchange of L Bonds. However, we may require the holder to pay any tax, assessment fee, or other governmental charge required in connection with any registration, transfer or exchange of L Bonds. The registered holder of any L Bonds will be treated as the owner of such L Bond Units for all purposes.

Denomination

You may purchase L Bonds in the minimum amount of 25 Units, representing a minimum principal amount of $25,000, and in any whole Unit amounts in excess thereof. You will determine the exact number of L Bond Units you purchase when you subscribe. You may not cumulate multiple purchases L Bond Units in amounts less than 25 Units to satisfy the 25 Unit minimum requirement. In our discretion, however, we may waive the 25 Unit minimum purchase requirement for any investor.

Term

We may offer L Bonds with the following terms to maturity: two years, three years, five years, and seven years.

You will select the term of the L Bonds you purchase when you subscribe. You may purchase multiple L Bonds with different terms by filling in investment amounts for more than one term on your Subscription Agreement. Nevertheless, during this offering we may not always offer L Bonds with each of the maturity terms outlined above.

The actual maturity date will be on the last day of the month in which the L Bond matures (i.e., the month in which the L Bond’s term ends). For example, if you select a two-year term and your L Bond becomes effective on June 1, 2020, then the actual maturity date will be June 30, 2022. After actual maturity, we will pay all outstanding principal and accrued but unpaid interest on the L Bond no later than the fifth day of the calendar month next following its maturity (or the first business day following the fifth day of such month). So, in the case of an L Bond with a maturity date of June 30, 2022, actual payment will be made on or prior to July 5, 2022 (unless such date is not a business day, in which case actual payment will be made on the next business day). The L Bonds do not earn interest after the maturity date or any date set for prepayment.

Should the original L Bond holder (x) no longer be the holder of the L Bond or (y) be unavailable, or a change in payee be necessary, such as in the case of a surviving estate, we may require a copy of the executed assignment to any transferee, or an order from a court or probate commission, as the case may be, in order that we know the principal is returned to the rightful party.

Interest Rate

The rate of interest we will offer to pay on L Bonds at any particular time will vary based upon market conditions, and will be determined by the term to maturity of the L Bonds, our capital requirements and other factors described below. The interest rate on particular L Bonds will be determined at the time of subscription or renewal and then remain fixed for the original or renewal term of the L Bond. We will establish and may change the interest rates payable for L Bonds of various terms and at various investment levels in an interest rate supplement to this prospectus.

We may offer L Bonds that earn incrementally higher interest rates when, at the time they are purchased or renewed, the aggregate principal amount of the L Bond portfolio of the holder increases. If applicable, the interest rates payable at each level of investment will be set forth in an interest rate supplement to this prospectus. We may change the interest rate for any or all maturities to reflect market conditions at any time by supplementing this prospectus. If we change the interest rates, the interest rate on L Bonds issued before the date of the change will not be affected.

Payments on the L Bonds; Paying Agent and Registrar

Investors will have the opportunity to select whether interest on their L Bonds will be paid monthly or annually. For investors using direct settlement with the Company, this selection opportunity will be presented in the Subscription Agreement.

Interest will accrue on the L Bonds at the stated rate from and including the effective date of the L Bond until maturity. The effective date of an L Bond will be as follows:

●	If you purchase an L Bond through DTC settlement, the effective date of your L Bond purchase will be the date your subscription is accepted by the Company.

●	If you purchase an L Bond through direct settlement with the Company, the effective date of your L Bond purchase will be the following, as applicable: (i) in cases where you pay for your bond via wire transfer directly to us, the first business day of the next calendar month after which we receive the wire; (ii) in cases where you pay for your bond by bank draft directly to us, the first business day of the next calendar month after which we receive the draft; or (iii) in cases where you pay for your bond by personal check, the first business day of the calendar month that is at least five full business days after which we receive the check. In all cases involving direct settlement with the Company, we must also have received and accepted your completed and executed Subscription Agreement.

Interest payments on L Bonds will be paid on the 15th day immediately following the last day of the applicable interest payment period. Interest will be paid without any compounding. The first payment of interest will include interest for the partial period in which the purchase occurred. The indenture provides that all interest will be calculated based on a year with twelve 30-day months.

If you purchase your L Bond Units through direct settlement, we will pay the principal of, and interest on, L Bonds by direct deposit to the account you specify in your Subscription Agreement. We will not accept subscriptions from investors who are not willing to receive their interest payments via direct deposit. If the foregoing payment method is not available, principal and interest payments on the L Bonds will be payable at our principal executive office or at such other place as we may designate for payment purposes. If you purchase your L Bond Units through DTC settlement, our payments of principal and interest will be paid to the depositary (DTC) and then be credited to your brokerage or custodial account through the DTC procedures followed by your brokerage firm or custodian. For more information, please see “Registration and Exchange — Global Certificates Deposited with DTC” below.

We will withhold 28% of any interest payable to any investor who has not provided us with a social security number, employer identification number, or other satisfactory equivalent in the Subscription Agreement (or another document) or where the IRS has notified us that backup withholding is otherwise required. Please see “Material Federal Income Tax Considerations — Backup Withholding and Information Reporting.”

Registration and Exchange

The L Bonds that we settle directly will generally be issued in book-entry form, which means that no physical L Bond is created, subject, however, to limited exceptions described in the indenture. The L Bonds settled through DTC settlement will be represented by global certificates deposited with the depositary as described below.

Book-Entry Registration

Evidence of your ownership will be provided by written confirmation. As described below, holders may, under certain circumstance described below, opt to receive physical delivery of a certificated security that evidences their L Bonds. Otherwise, the issuance and transfer of L Bonds will be accomplished exclusively through the crediting and debiting of the appropriate accounts in our book-entry registration and transfer system.

The holders of the accounts established upon the purchase or transfer of L Bonds will be deemed to be the owners of the L Bonds under the indenture. The holder of the L Bonds must rely upon the procedures established by the trustee to exercise any rights of a holder of L Bonds under the indenture. We will regularly provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts.

On or prior to any interest payment date or upon redemption, we will also provide the trustee with information regarding the total amount of any principal and interest due to holders of L Bonds. On each interest payment date, we will credit interest due on each account and direct payments to the holders. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry accounts for the L Bonds.

Book-entry notations in the accounts evidencing ownership of the L Bonds are exchangeable for certificated L Bonds only: (i) at the request of the holder, at the end of the Company’s next fiscal quarter; or (ii) after the occurrence of an event of default under the indenture, if holders of more than 50% of the aggregate outstanding principal amount of the L Bonds advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of L Bonds. In its discretion, the Company may elect to terminate the book-entry system and replace book-entry notations with physical certificates.

Global Certificates Deposited with DTC

L Bonds may be issued in the form fully registered global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, NY, and registered in the name of Cede & Co., as nominee of DTC. Unless and until exchanged, in whole or in part, for L Bonds in definitive registered form, a global certificate may not be transferred except as a whole by the depositary to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary, or by such depositary or any nominee of such depositary to a successor of such depositary or a nominee of such successor.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the managing broker-dealer), banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

If available, purchases of L Bonds within the DTC system must be made by or through direct participants, which will receive a credit for the L Bonds on DTC’s records. The ownership interest of each beneficial owner of the L Bonds will be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the L Bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all L Bonds deposited by participants with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of L Bonds with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the L Bonds. DTC’s records will reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We will make payments due on the notes to Cede & Co., as nominee of DTC, in immediately available funds. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detailed information, on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not our responsibility or that of DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. is our responsibility. Disbursement of such payments to direct participants is the responsibility of Cede & Co. Thereafter, disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants (i.e., brokers, dealers and custodians).

Except as provided herein, a beneficial owner of an interest in a global certificate will not be entitled to receive physical delivery of the L Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the L Bonds. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global certificate.

As long as the depositary, or its nominee, is the registered holder of a global certificate, the depositary or such nominee will be considered the sole owner and holder of the L Bonds represented thereby for all purposes under the L bonds and the indenture. Except in the limited circumstances referred to below, owners of beneficial interests in a global certificate will not be entitled to have such global certificate or any L Bonds represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated L Bonds in exchange for the global certificate and will not be considered to be the owners or holders of such global certificate or any certificates represented thereby for any purpose under the L Bonds or the indenture. Accordingly, each person owning a beneficial interest in such global certificate must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

If the depositary for a global certificate representing L Bonds is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue L Bonds in definitive form in exchange for such global certificate. In addition, we may at any time and in our sole discretion determine not to have the L Bonds represented by one or more global certificates and, in such event, we will issue the notes in definitive form in exchange for all of the global certificates representing the L Bonds. Finally, if an event of default, or an event which with the giving of notice or lapse of time or both would constitute an event of default, with respect to the L Bonds represented by a global certificate has occurred and is continuing, then we will issue L Bonds in definitive form in exchange for all of the global certificates representing the notes.

Although DTC has agreed to the procedures provided above in order to facilitate transfers, it is under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Limited Rescission Right

If you are purchasing L Bonds through direct settlement with the Company and your Subscription Agreement is accepted at a time when we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the SEC, but such post-effective amendment has not yet been declared effective, we will send to you at your registered address a notice and a copy of the related prospectus once it has been declared effective. You will thereupon have the right to rescind your investment upon written request within ten business days from the postmark date of the notice we send to you that the post-effective amendment has been declared effective (and containing the related prospectus). We will promptly return any funds sent with a Subscription Agreement that is properly rescinded without penalty, although any interest previously paid on a rescinded L Bond will be deducted from the funds returned to you upon rescission. A written request for rescission, except in the case of a mailed rescission, must be postmarked on or before the tenth business day after our notice to you (described above). If you notify us other than by mail, we must actually receive your rescission request on or before the tenth business day after our notice to you.

We will not accept purchases of L Bonds through DTC settlement if, as of the end of the monthly closing for DTC settlement, we have determined that a post-effective amendment to the registration statement of which this prospectus is a part must be filed with the SEC, but such post-effective amendment has not yet been declared effective. In any such case, settlement of your L Bond purchase must occur in the following month.

Renewal or Repayment on Maturity

At least 30 days prior to the maturity of your L Bond, we will provide you with a notice indicating that your L Bond is about to mature and whether we will allow automatic renewal of your L Bond. If we allow you to renew your L Bond, we will also provide to you the then-current form of prospectus, which may include an interest rate or prospectus supplement and any other updates to the information contained in this prospectus. The prospectus, or the interest rate or prospectus supplement, will set forth the interest rates then in effect. The notice will recommend that you review the then-current prospectus, including any interest rate or prospectus supplement, prior to exercising one of the below options. If we do not provide you a new prospectus because the prospectus has not changed since the delivery of this prospectus in connection with your original investment or any prior renewal, we will nonetheless send you a new copy of the prospectus upon your request. Unless the election period is extended as described below, you will have until 15 days prior to the maturity date to exercise one of the following options:

●	You can do nothing, in which case (subject to applicable law) your L Bond will automatically renew for a new term equal to the original term but at the interest rate in effect at the time of renewal. Interest on renewed L Bonds will be paid on the same schedule (i.e., monthly or annually) as the original L Bond. If applicable, a new certificate will be issued.

●	You can elect repayment of your L Bond, in which case the principal amount will be repaid in full along with any accrued but unpaid interest. If you choose this option, your L Bond will not earn interest on or after the maturity date.

●	You can elect repayment of your L Bond and use all or part of the proceeds to purchase a new L Bond with a different term or principal amount. To exercise this option, you will need to complete a new Subscription Agreement for the new L Bond and mail it along with your request, or else work with your broker if you wish to purchase your new L Bond through DTC settlement. Any proceeds from the old L Bond that are not applied to the new L Bond will be sent to you.

The foregoing options will be available to holders unless and until terminated under the indenture. Interest will accrue from the first day of each renewed term. Each renewed L Bond will retain all its original provisions, including provisions relating to payment, except that the interest rate payable during any renewal term will be the interest rate that is being offered at that time to other holders with similar aggregate L Bond portfolios for L Bonds of the same term as set forth in the interest rate supplement delivered with the maturity notice. If similar L Bonds are not then being offered, the (i) interest rate upon renewal will be the rate specified by us on or before the maturity date, or the rate of the existing L Bond if no such rate is specified, and (ii) the maturity will, if L Bonds of the same maturity are being offered at the time of renewal, be the same or, if not, the next earliest maturity.

If we notify the holder of our intention to repay an L Bond at maturity, or if the holder timely requests repayment, we will pay the principal and all accrued but unpaid interest on the L Bond on or prior to the fifth day of the calendar month after the maturity date (or the first business day following the fifth day of such month). Thus, in the case of an L Bond with a maturity date of January 31, 2020, actual payment will be made on or prior to February 5, 2020 (unless such date is not a business day, in which case actual payment will be made on the next business day). No interest will accrue after the maturity date. You should be aware that because payment is made by ACH transfer, funds may not be received in the holder’s account for two to three business days.

We will be required from time to time to file post-effective amendments to the registration statement of which this prospectus is a part to update the information it contains. If you would otherwise be entitled to renew your L Bonds upon their stated maturity at a time when we have determined that a post-effective amendment must be filed with the SEC, but such post-effective amendment has not yet been declared effective, then the period during which you can elect renewal (or repayment) will be automatically extended until ten days following the postmark date of our notice to you that the post-effective amendment has been declared effective, which notice shall contain a copy of the related prospectus. All other provisions relating to the renewal or redemption of L Bonds upon their stated maturity described above shall remain unchanged.

For any L Bonds offered hereby that mature on or after the three-year anniversary of the date on which the registration statement of which this prospectus is a part shall have been declared effective, we expect that the renewal of such L Bonds may require us to file a new registration statement. In such a case, the new registration statement must be declared effective before we can renew your L Bond. In this event, if the new registration statement has not yet been filed or become effective, we will extend your election period until ten days following the date of our notice to you that the new registration statement has become effective, which notice will include a new prospectus.

Call and Redemption Prior to Stated Maturity

We may call and redeem, in whole or in part, principal amount and accrued but unpaid interest on any L Bonds prior to their stated maturity only as set forth in the indenture and described below. The holder has no right to put or otherwise require us to redeem any L Bond prior to its maturity date (as originally stated or as it may be extended), except as indicated in the indenture and described below.

Our Voluntary Redemption

We have the right to redeem any L Bond, in whole or in part, at any time prior to its stated maturity upon at least 30 days written notice to the holder of the L Bond. The holder of the L Bond being redeemed will be paid a redemption price equal to the outstanding principal amount thereof plus accrued but unpaid interest up to but not including the date of redemption without any penalty or premium. We may use any criteria we choose to determine which L Bonds we will redeem if we choose to do so. We are not required to redeem L Bonds on a pro rata basis.

Holder’s Put Election Upon Death

L Bonds may be redeemed prior to maturity at the election of a holder who is a natural person (including L Bonds held in an individual retirement account and the holders of a beneficial interest in a global certificate held by a depositary or its nominee), by giving us written notice within 45 days following the holder’s total permanent disability or bankruptcy, as established to our satisfaction, or at the election of the holder’s estate, by giving written notice within 45 days following the death of the holder. Subject to the limitations described below, we will redeem the L Bonds not later than the 15th day of the month next following the month in which we establish to our satisfaction the holder’s death, bankruptcy or total permanent disability. In the event that the 15th day of the month next following the month in which we so establish such facts is not a business day, we will redeem the L Bonds on the next business day. The redemption price, in the event of such a death, bankruptcy or total permanent disability, will be the entire principal amount of the L Bonds, plus accrued but unpaid interest thereon up to and through the last day of the calendar month preceding the redemption date. The indenture defines “total permanent disability” as the determination by a physician, approved by us, that a holder of an L Bond who is a natural person, and who was gainfully employed at the time of issuance of the L Bond (or its renewal date), is unable to work on a full-time basis during a period of 24 consecutive months.

If spouses are joint registered holders of an L Bond, the right to elect to have us redeem L Bonds will apply when either registered holder dies, files bankruptcy or suffers a total permanent disability. If the L Bond is held jointly by two or more persons who are not legally married, none of these persons will have the right to request that we redeem the L Bonds unless all joint holders have died, filed bankruptcy or suffered a total permanent disability. If the L Bond is held by a trust, partnership, corporation or other similar entity, the right to request redemption upon death or total permanent disability does not apply.

Redemption at Request of Holder

We have no obligation to redeem any L Bonds other than upon maturity, or upon the death, bankruptcy or total permanent disability of a natural person holder. Nevertheless, at our sole discretion we may agree from time to time, at the written request of a holder (including the holder of a beneficial interest in a global certificate held by a depositary or its nominee), to redeem an L Bond, subject, however, to a redemption fee of 6.0% of the principal amount of such L Bond. If we so redeem any L Bond prior to maturity, we will redeem the entire principal amount of such L Bond together with accrued but unpaid interest thereon, The redemption fee will be subtracted from the amount paid to you.

Transfers

The L Bonds will be transferable in accordance with the indenture. For L Bonds that are issued solely in book-entry form, transfers will be effective only upon the delivery to us of an executed assignment or other conveyance instrument in customary form. For L Bonds that are represented by a global certificate held by a depositary or its nominee, transfers of beneficial interests in such certificate must be effected in accordance with the procedures and rules of the depositary.

Upon transfer of an L Bond, we will provide the new holder of the L Bond with a purchase confirmation that will evidence the transfer of the account on our records. If applicable (e.g., if transferred to a custodial account), a new certificate will be issued. No written confirmations will be provided with respect to transfers of beneficial interests in a global certificate held by a depositary or its nominee.

Quarterly Statements

We will provide holders of the L Bonds with quarterly statements, which will indicate, among other things, the account balance at the end of the quarter, interest credited, redemptions made, if any, and the interest rate paid during the quarter. These statements will be sent electronically on or prior to the 10th business day after the end of each calendar quarter. If a holder is unwilling or unable to receive quarterly statements electronically, we will mail the statements to the address of record on or prior to the 10th business day after the end of each calendar quarter. In such a case, we may charge such holders a reasonable fee to cover our expenses incurred in mailing the statements.

Ranking

The L Bonds will constitute secured debt of GWG Holdings. The payment of principal and interest on the L Bonds will be:

●	pari passu with respect to payment and collateral securing all L Bonds and Seller Trust L Bonds previously issued by GWG Holdings, Inc., of which approximately $1,315.0 million in principal amount is outstanding as of December 31, 2019 (see the caption “— Collateral Security” below);

●	structurally and contractually junior to the present and future obligations owed by our subsidiary DLP IV under our second amended and restated senior credit facility with LNV Corporation, and structurally or contractually junior to any future obligations that DLP IV or other primary obligors or guarantors may have under future senior secured borrowing facilities; and

●	structurally junior to the present and future claims of creditors of our subsidiaries, other than GWG Life, including Beneficient’s senior credit agreement and second lien credit agreement with HCLP Nominees, L.L.C., of which approximately $152.2 million in principal amount was outstanding as of December 31, 2019, and trade creditors.

The indenture will permit us to issue other forms of debt, including secured and senior debt, in the future.

“Pari passu” means that claims for payment and entitlement to security among the holders of L Bonds, including the holders of previously issued L Bonds and Seller Trust L Bonds, and the holders of any later-created class of “pari passu debt,” will be treated equally and without preference. Although we have no present intention of causing GWG Life to issue additional secured debt in the future, any such debt issued on a pari passu basis in the future (including renewals of outstanding L Bonds or other renewable pari passu debt) would also be treated equally and without preference in respect of all outstanding L Bonds and Seller Trust L Bonds. Thus, in the event of any default on the L Bonds (or any other debt securities of ours that are pari passu with the L Bonds) resulting in claims for payment or claims on collateral security, the holders of the L Bonds and all such other debt securities pari passu with the L Bonds (such as the Seller Trust L Bonds) would share in payment or collateral in proportion to the amount of principal and interest owed on each such debt instrument.

Guarantee by GWG Life Subsidiary

The payment of principal and interest on the L Bonds and Seller Trust L Bonds, including previously issued L Bonds, is fully and unconditionally guaranteed by GWG Life. There were approximately $1,315.0 million in principal amount of previously issued L Bonds and Seller Trust L Bonds outstanding as of December 31, 2019.

Collateral Security

The L Bonds are secured by the assets of GWG Holdings. We will grant a security interest in all of the assets of GWG Holdings to the indenture trustee for the benefit of the L Bond holders. The assets of GWG Holdings consist, and are expected to consist, primarily of (i) any cash proceeds received from its subsidiaries as distributions derived from life insurance assets of subsidiaries, (ii) all other cash and investments held in various accounts, (iii) the equity ownership interests in subsidiaries of GWG Holdings, including the equity ownership interest in GWG Life, together with (iv) all proceeds from the foregoing. This collateral security granted by us is referred to as the “GWG Holdings Assets Collateral.”

As indicated above, our direct and wholly owned subsidiary, GWG Life, will fully and unconditionally guarantee our obligations under the L Bonds. This guarantee will be supported by GWG Life’s grant of a security interest in all of its assets. The assets of GWG Life consist, and are expected to consist, primarily of (i) certain life insurance assets, (ii) any cash proceeds received from life insurance assets owned by GWG Life or received from DLP IV, as distributions derived from life insurance policies owned by that subsidiary, (iii) all other cash and investments held by GWG Life in its various accounts, (iv) GWG Life’s equity ownership interest in its direct subsidiaries, including DLP IV, together with (v) all proceeds from the foregoing. The collateral security granted by GWG Life pursuant to its guarantee of our obligations under the L Bonds is referred to as the “GWG Life Assets Collateral.”

In addition, BCC and AltiVerse, collectively, have pledged 3,952,155 shares of our common stock to further secure our obligations under the L Bonds. This collateral security granted by BCC and Altiverse is referred to as the “GWG Holdings Equity Collateral.”

Together, the GWG Holdings Assets Collateral, GWG Life Assets Collateral and GWG Holdings Equity Collateral comprise all of the collateral security for our obligations under the L Bonds. To the extent that we subsequently establish one or more wholly owned subsidiaries of GWG Holdings or GWG Life, the L Bonds will have a security interest in the equity ownership interests of those subsidiaries if and to the extent owned by GWG Holdings or GWG Life.

The guarantee by GWG Life is contained in the indenture, and the grant of security interests in the GWG Holdings Assets Collateral, GWG Life Assets Collateral and GWG Holdings Equity Collateral is effected through an “Amended and Restated Pledge and Security Agreement” that is an exhibit to the registration statement of which this prospectus forms a part. Neither the indenture nor the pledge and security agreement contain any provision preventing a pledging party from disposing of any collateral in the ordinary course of business. In this regard, the pledge and security agreement permits the disposition of GWG Holdings Equity Collateral to the extent the number of shares continuing to constitute such collateral represents at least 10% of the number of shares beneficially held by each individual grantor as of the date of the original pledge and security agreement.

Substantially all of our life insurance assets are held in our subsidiaries. The L Bonds will not be directly secured by any security interest in the assets of those subsidiaries, including DLP IV. Instead, the L Bonds will be secured by a pledge of the equity ownership interests in those subsidiaries, including DLP IV, owned by GWG Life by virtue of the guarantee provisions in the indenture and the pledge and security agreement referenced above. An equity ownership interest is, by its very nature, subordinate to the interests of creditors. Therefore, although investors in the L Bonds will have a security interest in the ownership of DLP IV (and other direct subsidiaries of GWG Life) any claim they may have to the assets owned by such entity will be subordinate to the interests of creditors of that entity, including LNV Corporation, which is the lender to DLP IV under our second amended and restated senior credit facility, and all other creditors of DLP IV, including trade creditors. In addition, there is the risk that the collateral security granted for our obligations under the L Bonds may be insufficient to repay the L Bonds upon an event of default. See “Risk Factors — The collateral granted as security for our obligations under the L Bonds and Seller Trust L Bonds may be insufficient to repay the indebtedness upon an event of default.”

Subordination; Other Indebtedness

Our obligations under the L Bonds will be subordinate to all our senior debt. For this purpose, “our senior debt” presently includes all indebtedness owed or that may in the future become owing under our second amended and restated senior credit facility with LNV Corporation. As of December 31, 2019, DLP IV had approximately $184.6 million of debt outstanding under the second amended and restated credit facility with LNV Corporation. In addition, as of December 31, 2019, we had approximately $1,315.0 million in principal amount of debt outstanding under previously issued L Bonds and Seller Trust L Bonds.

The maximum amount of debt, including the L Bonds, we may issue is limited by the indenture. In particular, the indenture prohibits us from issuing debt in an amount such that our “debt coverage ratio” would exceed 90%. The indenture defines the debt coverage ratio as the ratio, expressed as percentage, of (A) the aggregate sum of all Indebtedness (other than Excluded Indebtedness) of GWG Holdings and its direct and indirect subsidiaries (including the Securities issued under the indenture, but excluding any Indebtedness of Ben LP and its direct and indirect subsidiaries) as reflected on GWG Holdings’ most recent consolidated balance sheet prepared in accordance with GAAP over (B) the sum of (i) Net Present Asset Value of Life Insurance Policies owned by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding Life Insurance Policies held by Ben LP and its direct and indirect subsidiaries and controlled affiliates, plus (ii) all cash (and cash equivalents) held by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding the cash (and cash equivalents) held by Ben LP and its direct and indirect subsidiaries, plus (iii) the original cost basis in GWG Holdings’ investment in common units or other securities of Ben LP, plus (iv) the outstanding principal amount of any outstanding loans made under a commercial loan agreement with GWG Life, as lender, plus (v) the cost basis of assets contributed to GWG Holdings or any direct or indirect subsidiary of GWG Holdings in connection with a Repurchase Transaction, plus (vi) without duplication, the value of all other assets of GWG Holdings and its direct and indirect subsidiaries or affiliates (but excluding the value of assets of Ben LP and its direct and indirect subsidiaries) as reflected on its most recent consolidated balance sheet prepared in accordance with GAAP.

We are required to notify the indenture trustee in the event we violate this restrictive covenant. An “event of default” will exist under the indenture if a violation of this covenant persists for a period of 30 calendar days after our initial notice to the trustee. The L Bonds are guaranteed by GWG Life but otherwise are not guaranteed by any of our subsidiaries, affiliates or control persons. Neither indenture nor the pledge and security agreement prevent holders of debt issued by our subsidiaries from disposing of, or exercising any other rights with respect to, any or all of the collateral securing that debt. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries (other than GWG Life), creditors of that subsidiary that are senior in rank will be paid in full, or provision for such payment will be made, from the assets of that subsidiary prior to distributing any remaining assets to us as an equity owner of that subsidiary.

The indenture also contains specific subordination provisions, benefitting lenders under any senior credit facility, restricting the right of L Bond holders to enforce certain of their rights in certain circumstances, including:

●	a prohibition on challenging any enforcement action taken by a senior lender or interfering with any legal action or suits undertaken by our senior lenders against us and our affiliates;

●	a 180-day standstill period during which there may not be brought any action against us or our affiliates to enforce rights respecting collateral unless our senior credit facilities have been repaid in full, which period may be extended if the senior lender takes action during such standstill period; and

●	a prohibition on filing a bankruptcy or insolvency case against us or our affiliates for at least one year plus one day after the senior credit facility lenders have been paid in full.

We will not make any payment, direct or indirect (whether for interest, principal, as a result of any redemption or repayment at maturity, on default, or otherwise), on the L Bonds and any other indebtedness, and neither the holders of the L Bonds nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the L Bonds, if a default or event of default under any senior credit facility has occurred and is continuing, or if any default or event of default under any senior credit facility would result from such payment, in each case unless and until:

●	the default and event of default has been cured or waived or has ceased to exist; or

●	in the case of a non-payment default that permits a senior lender to declare as due and payable all amounts owing under a senior credit facility (but where that senior lender has not yet so declared amounts as being due and payable), the end of the period commencing on the date the trustee receives written notice of default from the senior lender and ending on the earliest of (1) our discharge of the default (or other cure), (2) the trustee’s receipt of a valid waiver of default from the senior lender, or (3) a written notice from the senior lender terminating the payment prohibition.

During any payment prohibition period, neither the holders of the L Bonds nor the trustee will have the right, directly or indirectly, to sue to enforce the indenture or the L Bonds. Other provisions of the indenture do permit the trustee to take action to enforce the payment rights of L Bond holders after 179 days have passed since the trustee’s receipt of notice of default from a senior lender, but in such case any funds paid as a result of any such suit or enforcement action shall be applied toward the senior credit facility until the facility is indefeasibly paid in full before being applied to the L Bonds. The indenture contains provisions whereby each investor in the L Bonds consents to the subordination provisions contained in the indenture and related agreements governing collateral security.

If the 180-day standstill period noted above or any other limitation on the rights of the trustee or L Bond holders to assert their rights to payment of principal or interest under the indenture or L Bonds is ultimately determined to conflict with provisions of the Trust Indenture Act of 1939 (most notably sections 316(b) and 317(a) of that Act), then the trustee, as well as any holder who shall not have earlier consented to such subordination provisions, shall (notwithstanding such provision contained in the indenture) be authorized to institute a lawsuit for the enforcement of any payment of principal or interest after their respective due dates.

No Sinking Fund

The L Bonds are not associated with any sinking fund. A sinking fund is generally any account to which contributions will be made, from which payments of principal or interest owed on the L Bonds will be made. See “Risk Factors,” page 11.

Restrictive Covenants

The indenture contains covenants that restrict us from certain actions as described below. In particular, the indenture provides that:

●	we will not declare or pay any dividends or other payments of cash or other property solely in respect of our capital stock to our stockholders (other than a dividend paid in shares of our capital stock on a pro rata basis to all our stockholders) unless no default and no event of default with respect to the L Bonds exists or would exist immediately following the declaration or payment of the dividend or other payment;

●	to the extent legally permissible, we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or the performance of the indenture;

●	our Board of Directors will not adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of our assets, otherwise than (i) substantially as an entirety, or (ii) in a qualified sales and financing transaction, and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of our remaining assets to the holders of our capital stock, unless, prior to making any liquidating distribution pursuant to such plan, we make provision for the satisfaction of our obligations under the renewable unsecured subordinated notes; and

●	our debt coverage ratio may not exceed 90%.

The indenture defines the debt coverage ratio as the ratio, expressed as percentage, of (A) the aggregate sum of all Indebtedness (other than Excluded Indebtedness) of GWG Holdings and its direct and indirect subsidiaries (including the Securities issued under the indenture, but excluding any Indebtedness of Ben LP and its direct and indirect subsidiaries) as reflected on GWG Holdings’ most recent consolidated balance sheet prepared in accordance with GAAP over (B) the sum of (i) Net Present Asset Value of Life Insurance Policies owned by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding Life Insurance Policies held by Ben LP and its direct and indirect subsidiaries and controlled affiliates, plus (ii) all cash (and cash equivalents) held by GWG Holdings and its direct or indirect subsidiaries or affiliates, but excluding the cash (and cash equivalents) held by Ben LP and its direct and indirect subsidiaries, plus (iii) the original cost basis in GWG Holdings’ investment in common units or other securities of Ben LP, plus (iv) the outstanding principal amount of any outstanding loans made under a commercial loan agreement with GWG Life, as lender, plus (v) the cost basis of assets contributed to GWG Holdings or any direct or indirect subsidiary of GWG Holdings in connection with a Repurchase Transaction, plus (vi) without duplication, the value of all other assets of GWG Holdings and its direct and indirect subsidiaries or affiliates (but excluding the value of assets of Ben LP and its direct and indirect subsidiaries) as reflected on its most recent consolidated balance sheet prepared in accordance with GAAP.

The indenture defines “Excluded Indebtedness” as Indebtedness or any portion thereof (A) the principal and accrued but unpaid interest of which is payable at GWG Holdings’ option, pursuant to the terms of such Indebtedness or otherwise, in Capital Stock (as defined in the amended indenture) of GWG Holdings or securities mandatorily convertible into or exchangeable for Capital Stock of GWG Holdings, or (B) any Indebtedness that is reasonably expected to be converted or exchanged, directly or indirectly, into Capital Stock of GWG Holdings, provided that under the terms of such Indebtedness in the event any such conversion or exchange does not occur in accordance with the terms of such transaction, such Indebtedness would be cancelled and any assets received in exchange for such Indebtedness would be returned (a “Repurchase Transaction”).

For this purpose, the net present asset value of our life insurance assets is equal to the present value of the face value of policy benefit assets we own, discounted at a rate equal to the weighted-average interest rate paid on indebtedness, excluding that of Seller Trust L Bonds. The net present asset value of our life insurance assets for purposes of this covenant is not necessarily the same as the net present asset value of our life insurance assets as reflected on our most recently available balance sheet prepared in accordance with GAAP and does not necessarily reflect the saleable or fair market value of those assets.

Importantly, we are not restricted from entering into “qualified sale and financing transactions” as defined in the indenture, or incurring additional indebtedness, including additional senior debt.

Consolidation, Mergers or Sales

The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

●	the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the notes and performance of the covenants in the indenture; and

●	immediately after the transaction, and after giving effect to the transaction, no event of default shall exist under the indenture.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets, according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture in our name, and we (as an entity) will be released from all our liabilities and obligations under the indenture and under the L Bonds. Nevertheless, no such transaction will by itself eliminate or modify the collateral that we have provided as security for our obligations under the indenture.

Events of Default and Remedies

The indenture provides that each of the following constitutes an event of default:

●	the failure to pay interest or principal on any L Bond for a period of 30 days after it becomes due and payable;

●	a failure to observe or perform any material covenant, condition or agreement in the indenture, but only after notice of failure from the indenture trustee and such failure is not cured within 60 days;

●	our debt coverage ratio exceeds 90% for a period of 30 consecutive calendar days, but only after notice of such breach from the indenture trustee and such breach is not cured within 60 days;

●	certain events of bankruptcy, insolvency or reorganization with respect to us; or

●	the cessation of our business.

In addition, a default under the indenture will create a default under our second amended and restated senior credit facility.

Through DLP IV, we are party to a second amended and restated senior credit facility with LNV Corporation, as the lender. CLMG Corp (referred to in this prospectus as CLMG) acts as the administrative agent for the lender under the second amended and restated senior credit facility.

Effective November 1, 2019, DLP IV entered into the second amended and restated senior credit facility with LNV Corporation, as lender, and CLMG Corp., as the administrative agent on behalf of the lenders under the agreement. The second amended and restated senior credit facility makes available a total of up to $300,000,000 in credit to DLP IV with a maturity date of September 27, 2029. Additional advances are available under the second amended and restated credit facility at the LIBOR rate as defined in the second amended and restated credit facility. Advances are available as the result of additional borrowing base capacity, created as the premiums and servicing costs of pledged life insurance policies become due. Interest will accrue on amounts borrowed under the second amended and restated credit facility at an annual interest rate, determined as of each date of borrowing or quarterly if there is no borrowing, equal to (A) the greater of 12-month LIBOR or the federal funds rate (as defined in the agreement) plus one-half of one percent per annum, plus (B) 7.50% per annum. The effective rate at December 31, 2019 was 9.54%. Interest payments are made on a quarterly basis. We may use proceeds of the line of credit to repay short-term debt, acquire additional life insurance assets and make additional investments in Beneficient.

Under the second amended and restated senior credit facility, DLP IV has granted the administrative agent, for the benefit of the lenders under the agreement, a security interest in all of its assets. As with prior collateral arrangements relating to the senior secured debt of GWG Holdings and its subsidiaries (on a consolidated basis), GWG Holdings’ equity ownership in DLP IV will serve as collateral for the obligations of GWG Holdings under its L Bonds (although the life insurance assets owned by DLP IV will not themselves serve directly as collateral for those obligations).

The second amended and restated senior credit facility does not require DLP IV to maintain a reserve account for future premiums.

In addition, the second amended and restated senior credit facility contains certain customary negative covenants restricting the ability of the borrower to directly or indirectly engage in a merger or exchange transaction, sell substantially all of its assets, or permit the amendment of the contracts governing the outstanding debt securities of GWG Holdings and its subsidiaries, without the prior consent of the lender.

The second amended and restated senior credit facility contains customary events of default (e.g., payment defaults, covenant defaults, cross-defaults, defaults arising by virtue of a change in control, and defaults arising from breaches of representations and warranties), as well as defaults for amendments to the organizational documents of the borrower, defaults from pledged policies falling out of good standing, the occurrence of an event that could terminate the arrangement by which GWG Life services the pledged life insurance policies, and the entry of a judgment against the borrower in an amount exceeding $50,000 without payment or discharge, or a stay of execution obtained, within 30 days thereafter.

The indenture requires that we give notice to the indenture trustee upon the occurrence of an event of default under the indenture, unless it has been cured or waived. The indenture trustee may then provide notice to the L Bond holders or withhold the notice if the indenture trustee determines in good faith that withholding the notice is in your best interest, unless the default is a failure to pay principal or interest on any L Bond.

If an event of default occurs, the indenture trustee or the holders of at least 25% in principal amount of the outstanding L Bonds, may by written notice to us declare the unpaid principal and all accrued but unpaid interest on the L Bonds to be immediately due and payable. Notwithstanding the foregoing, the indenture limits the ability of the L Bond holders to enforce certain rights under the indenture in certain circumstances. These limitations are required subordination provisions under our second amended and restated senior credit facility and are summarized above under “— Subordination; Other Indebtedness.” The pledge and security agreement permits the trustee to exercise on behalf of the holders of L Bonds all rights and remedies as are available to a secured creditor under applicable law, subject to any limitations therein or in the indenture. In this regard, the trustee is not authorized under the pledge and security agreement to distribute in kind any collateral in its possession to the holders of L Bonds.

Amendment, Supplement and Waiver

Except as provided in this prospectus or the indenture, the terms of the indenture or the L Bonds then outstanding may be amended, supplemented or waived with the consent of the holders of at least a majority in principal amount of the L Bonds then outstanding (which consent will be presumed if a holder does not object within 30 days of a request for consent), and any existing default or compliance with any provision of the indenture or the L Bonds may be waived with the affirmative consent of the holders of a majority in principal amount of the then outstanding L Bonds.

Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the L Bonds held by a holder who him, her or itself has not consented if such amendment or waiver:

●	reduces the principal of, or changes the fixed maturity of, any L Bond;

●	reduces the rate of or changes the time for payment of interest, including default interest, on any L Bond;

●	waives a default or event of default in the payment of principal or interest on the L Bonds, except for a rescission or withdrawal of acceleration of the L Bonds made by the holders of at least a majority in aggregate principal amount of the then-outstanding L Bonds and a waiver of the payment default that resulted from such acceleration;

●	makes any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of L Bonds to receive payments of principal of or interest on the L Bonds; or

●	makes any change to the subordination provisions of the indenture that has a material adverse effect on holders of L Bonds.

Notwithstanding the foregoing, the following kinds of amendments or supplements to the indenture may be effected by us and the trustee without any consent of any holder of the L Bonds:

●	to cure any ambiguity, defect or inconsistency;

●	to provide for assumption of our obligations to holders of the L Bonds in the case of a merger, consolidation or sale of all or substantially all of our assets;

●	to provide for additional uncertificated or certificated L Bonds;

●	to make any change that does not materially and adversely affect the legal rights under the indenture of any holder of L Bonds, including but not limited to an increase in the aggregate dollar amount of L Bonds which may be outstanding under the indenture and limited in amount thereunder;

●	to modify or eliminate our policy regarding redemptions elected by a holder of L Bonds prior to maturity, including our obligation to redeem L Bonds upon the death, bankruptcy or total permanent disability of any holder of the L Bonds, but only so long as such modifications do not materially and adversely affect any then-existing obligations under pending repurchase commitments for L Bonds;

●	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, or to comply with other applicable federal or state laws or regulations;

●	to comply with the rules or policies of a depositary of the L Bonds; or

●	in connection with an amendment, extension, replacement, renewal or substitution of any senior debt, to amend the subordination provisions of the indenture to conform to the reasonable requirements of the holder or holders of such senior debt.

Rights of L Bond Holders

As an L Bond holder, you have limited rights to vote on our actions as set forth in the indenture. In general, you will have the right to vote on whether or not to approve some amendments to the indenture. For a description of these rights, see “— Amendment, Supplement and Waiver” above. You will also have the right to direct some actions that the trustee takes if there is an event of default with respect to the L Bonds. For a description of these rights, see above under the caption “— Events of Default.” For a complete description of your rights as an L Bond holder, we encourage you to read a copy of the indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part. We will also provide you with a copy of the indenture upon your request.

The trustee and the L Bond holders will have the right to direct the time, method and place of conducting any proceeding for some of the remedies available, except as otherwise provided in the indenture. The trustee may require reasonable indemnity, satisfactory to the trustee, from L Bond holders before acting at their direction. You will not have any right to pursue any remedy with respect to the indenture or the L Bonds unless you satisfy the conditions contained in the indenture.

The Indenture Trustee

General

Bank of Utah has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us.

Subject to certain exceptions, the holders of a majority in principal amount of the then-outstanding L Bonds will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that if an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of L Bonds, unless the holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee

The trustee may resign at any time, or may be removed by the holders of a majority of the aggregate principal amount of the outstanding L Bonds. In addition, we may remove the trustee for certain failures in its duties, including the insolvency of the trustee or the trustee’s ineligibility to serve as trustee under the Trust Indenture Act of 1939. However, no resignation or removal of the trustee may become effective until a successor trustee has accepted the appointment as provided in the indenture.

Reports to Trustee

We will provide the trustee with (i) a calculation date report within 45 days after the end of each fiscal quarter containing a calculation of the debt coverage ratio that includes a summary of all cash, life insurance policy investments serving as collateral, as well as our total outstanding indebtedness including outstanding principal balances, interest credited and paid, transfers made, any redemption or repayment and interest rate paid; (ii) copies of our audited annual financials, no earlier than when the same become a matter of public record; and (iii) any additional information reasonably requested by the trustee.

Certain Charges

We and our servicing agents, if any, may assess service charges for changing the registration of any L Bond to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of an L Bond by the holder to another person. The indenture permits us to set off, against amounts otherwise payable to you under the L Bonds, the amount of these charges.

Variations in Terms and Conditions

We may from time to time vary the terms and conditions of the L Bonds offered, including but not limited to minimum initial principal investment amount requirements, maximum aggregate principal amount limits, interest rates, minimum denominations, service and other fees and charges, and redemption provisions. Terms and conditions may be varied by state, locality, principal amount, type of investor (for example, new or current investor) or as otherwise permitted under the indenture governing the securities offered by this prospectus. No change in terms, however, will apply to any L Bonds already issued and outstanding at the time of such change.

Satisfaction and Discharge of Indenture

The indenture shall cease to be of further effect upon the payment in full of all of the outstanding L Bonds and the delivery of an officer’s certificate to the trustee stating that we do not intend to issue additional L Bonds under the indenture or, with certain limitations, upon deposit with the trustee of funds sufficient for the payment in full of all of the outstanding L Bonds.

Reports

We will publish annual reports containing financial statements and quarterly reports containing financial information for the first three quarters of each fiscal year. We will send copies of these reports, at no charge, to any holder of L Bonds who sends us a written request.

PLAN OF DISTRIBUTION

General

We are offering up to 2,000,000 Units, representing $2,000,000,000 in aggregate principal amount, of L Bonds (referred to throughout this prospectus simply as “L Bonds”) on a continuous basis. The L Bonds will be sold at $1,000 per Unit, and in minimum amounts of 25 Units, or $25,000 or more in principal. There is no minimum amount of L Bonds that must be sold before we access and use the proceeds. The proceeds of new sales of L Bonds will be paid directly to us promptly following each sale and will not be placed in an escrow account. Even if we sell less than the entire $2,000,000,000 in aggregate principal amount of L Bonds Units being offered, the L Bonds that we sell will be issued, and the proceeds of those L Bond sales will be used by us, as described in this prospectus.

The L Bonds will be offered and sold on a best efforts basis by Emerson Equity LLC (our “dealer manager”). Our dealer manager will enter into participating dealer agreements with certain other broker-dealers that are members of FINRA, referred to as “selling group members,” to authorize those broker-dealers to sell our L Bonds. The L Bonds will be offered to the public on the terms set forth in this prospectus and any prospectus supplements we may file from time to time. Neither our dealer manager nor any selling group members will have any obligation to take or purchase any L Bonds. In addition to forming the selling group, our dealer manager provides services to us, which include conducting broker-dealer seminars, holding informational meetings and providing information and answering any questions investors or selling group members may have concerning this offering.

Members of the selling group will receive sales commissions of up to 5.00% of the gross offering proceeds depending upon the maturity of the L Bonds sold. In addition, our dealer manager and selling group members may receive up to 3.00% of the gross offering proceeds as additional compensation consisting of the following:

●	a dealer-manager fee payable to the dealer manager in an amount equal to 0.40% of the principal amount of all L Bonds sold;

●	an accountable expense allowance to be paid to the selling group members, which may include due diligence expenses of the dealer manager and selling group members set forth in a detailed and itemized invoice and as further described below;

●	wholesaling fees, which may consist of commissions and non-transaction-based compensation of the wholesalers;

●	non-cash compensation, which may consist of an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment that is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target, the national and regional sales conferences of our selling group members, training and education meetings for registered representatives of our selling group members, and permissible forms of non-cash compensation to registered representatives of our selling group members, such as gifts that do not exceed an aggregate value of $100 per annum per registered representative and that are not pre-conditioned on achievement of a sales target, including but not limited to seasonal gifts; and

●	up to a 1.00% reallowance to selling group members.

As part of the accountable expense allowance, the dealer manager and selling group members are expected to be reimbursed for accountable out-of-pocket expenses incurred by them during the course of the offering. Expenses eligible for reimbursement may include:

●	travel, lodging, and meals for the wholesalers who are our employees and associated with the dealer manager;

●	reasonable out-of-pocket expenses incurred by selling group members and their associated persons, including reimbursement of actual costs of third-party professionals retained by them; and

●	due diligence expenses of the dealer manager and selling group members set forth in a detailed and itemized invoice.

Upon the sale of L Bonds by a selling group member, the selling group member effecting the sale will receive selling commissions and additional compensation in connection therewith pursuant to the terms of the soliciting dealer agreement between the dealer manager and the selling group member.

In no event will the total selling commissions and additional compensation, including accountable due diligence expenses and reimbursements, exceed 8.00% of the aggregate gross offering proceeds we receive from the sale of L Bonds.

We may also sell our L Bonds at a discount through the following distribution channels in the event that the investor:

●	purchases L Bonds through fee-based programs, also known as wrap accounts;

●	purchases L Bonds through a selling group member that has an alternative fee arrangement with its clients;

●	purchases L Bonds through certain registered investment advisers;

●	purchases L Bonds through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers; or

●	is an endowment, foundation, pension fund or other institutional investor.

If an investor purchases shares through one of the above distribution channels in our offering, we will sell the L Bonds at a discount, reflecting that selling commissions are not being paid in connection with such purchase. The public offering price will be decreased by an amount equal to such reduction; however, the net proceeds to us will not be affected by any such reduction in selling commissions.

Our officers and directors and their family members may purchase the L Bonds offered hereby for investment and not for distribution at a discount from the public offering price. For purposes of this discount, we consider a family member to be a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law. In addition, if approved by our Board of Directors, certain of our joint venture partners, consultants and other service providers may purchase the L Bonds offered hereby at a discount from the public offering price. We will sell such L Bonds reflecting that selling commissions will not be paid in connection with such sales. The public offering price will be decreased by an amount equal to such reduction; however, the net proceeds to us from such sales made net of commissions will be the same as the net proceeds we receive from other sales of L Bonds.

Also, we may sell L Bonds to the dealer manager, selling group members, their retirement plans, their representatives and the family members as described above, IRAs and qualified plans of their representatives at a purchase price reflecting that selling commissions will not be payable in consideration of the services rendered by such dealer manager, selling group members, and their representatives in the offering. Such sales, however, may not be made for the period of time from the effective date through 90 days after the effective date. The public offering price will be decreased by an amount equal to such reduction; however, the net proceeds to us from the sales of these L Bonds will be the same as the net proceeds we receive from other sales of L Bonds.

Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in the L Bonds offered hereby. Also, we will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the L Bonds.

In addition to the sales commissions, fees, allowances, reimbursements and expenses described above, we expect to pay approximately $2,400,000 in offering and related costs and expenses in connection with this offering. These kinds of expenses include all expenses to be paid by us in connection with the offering (other than sales commissions, additional compensation, and expense allowances and reimbursement to our selling group members), including but not limited to legal, accounting, printing and mailing expenses, registration, qualification and associated securities filing fees and other costs and expenses.

The table below sets forth the maximum amount of sales commissions and additional compensation, as described in footnote (1) to the table below, we may pay in connection with this offering.

L Bond Term	Sales Commission	Additional Compensation(1)	Total(2)
2 years	3.25%	4.75%	8.00%
3 years	4.25%	3.75%	8.00%
5 years	4.90%	3.10%	8.00%
7 years	5.00%	3.00%	8.00%

(1)	As described above, additional compensation includes: (i) a dealer-manager fee payable to the dealer manager in an amount equal to 0.40% of the principal amount of all L Bonds sold; (ii) an accountable expense allowance to the selling group members as described above, which may include due-diligence expenses of the dealer manager and selling group members set forth in a detailed and itemized invoice; (iii) wholesaling fees, which may consist of commissions and non-transaction-based compensation of the wholesalers; (iv) non-cash compensation, which may consist of an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment that is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target, the national and regional sales conferences of our selling group members, training and education meetings for registered representatives of our selling group members, and permissible forms of non-cash compensation to registered representatives of our selling group members, such as gifts that do not exceed an aggregate value of $100 per annum per registered representative and that are not pre-conditioned on achievement of a sales target, including but not limited to seasonal gifts; and (v) up to a 1.00% reallowance to selling group members.

(2)	The combined selling commissions and additional compensation for this offering will not exceed 8.00% of the aggregate gross proceeds of this offering.

The line items reflected in the table below are our current estimates of average sales commissions and additional compensation (including accountable expenses) that we will pay. Specifically, we estimate that the average sales commission will be 5.00%, or $100,000,000 based on $2,000,000,000 in principal amount of L Bonds sold, and the average additional compensation will be 3.00%, or $60,000,000 based on $2,000,000,000 in principal amount of L Bonds sold. The components of “additional compensation” are detailed in footnote (1) to the table above. Actual costs may differ from the percentages and amounts shown in the table below, subject, however, to the limitations noted above.

L Bonds Sold	Sales Commission	Additional Compensation	Total
$500,000,000	$25,000,000	$15,000,000	8.00%
$750,000,000	$37,500,000	$22,500,000	8.00%
$2,000,000,000	$100,000,000	$60,000,000	8.00%

The wholesalers employed by us are registered with and associated persons of our dealer manager. The wholesalers will:

●	attend local, regional and national conferences of the selling group members; and

●	contact selling group members and their registered representatives to make presentations concerning us and this offering.

The wholesalers will receive a portion of their non-transaction based compensation as compensation for their selling efforts. We host training and education meetings for selling group members and their representatives. The costs of the training and education meetings will be borne by us, but counted toward the 8.00% underwriting compensation limit.

Certain of our employees who are also registered representatives and supervisory principals of the dealer manager have been granted certain share appreciation rights (“SARs”) as part of their compensation. The SARs give such individual the contractual right to receive from us additional cash compensation at any point before the SAR’s expiration, but only if the price of our common stock has increased between the grant date and the date when we receive notice of such individual’s intention to exercise the SAR. At the termination of this offering, the aggregate of the appreciation amount, as defined in the SAR agreement, will be calculated and added to the other items of value (e.g., selling commissions and additional forms of compensation) to ensure that aggregate compensation paid in connection with this offering does not exceed 8.00% of the gross offering proceeds.

In accordance with FINRA rules, in no event will our total compensation to FINRA members, including but not limited to sales commissions, the dealer-manager fee and accountable expense and other reimbursements to our dealer manager and selling group members, including non-transaction-based compensation of the wholesalers and non-cash compensation, exceed 8.00% of our gross offering proceeds, in the aggregate.

We will indemnify the selling group members and our dealer manager against some civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of our representations and warranties contained in the Dealer Manager Agreement.

The foregoing is a summary of the material terms relating to the plan of distribution of the L Bonds contained in the Dealer Manager Agreement. Any amendment to the Dealer Manager Agreement will be filed as an exhibit to an amendment to the registration statement of which this prospectus is a part.

Settlement Procedures

You can place an order for the purchase of L Bonds using DTC Settlement through your selling group member. A selling group member using DTC settlement will have an account with a DTC participant in which your funds will be placed to facilitate settlement. Orders may be placed until the cyclical order due date. Orders will be executed by such selling group member electronically and you must coordinate with your selling group member’s registered representative to pay the full purchase price of the L Bonds by the trade date. If you purchase your L Bonds using DTC settlement, you will be credited with ownership of an L Bond on the second business day after the end of the DTC closing cycle in which the subscription is made (typically, closings will occur on a bi-monthly cycle). If you purchase your L Bonds in this manner, your purchase price will not be held in escrow.

You also have the option to elect to settle your purchase directly with us, the Company. If you elect to use direct settlement with us, you should complete and sign a Subscription Agreement similar to the one filed as an exhibit to the registration statement of which this prospectus is a part. A form of Subscription Agreement is available from your selling group member’s registered representative. Once completed and signed, your Subscription Agreement should be provided to your selling group member who will deliver it to us to be held, together with your related subscription funds, until our acceptance of your subscription. In connection with a direct settlement subscription, you should pay the full purchase price of the L Bonds to us as set forth in the Subscription Agreement. Subscribers may not withdraw funds from the subscription account. Subscriptions will be effective upon our acceptance of your Subscription Agreement and related funds, and we reserve the right to reject any subscription in whole or in part.

Covered Security

Our L Bonds are a “covered security.” The term “covered security” applies to securities exempt from state registration because of their oversight by federal authorities and national-level regulatory bodies pursuant to Section 18 of the Securities Act of 1933. Generally, securities listed on national exchanges are the most common type of covered security exempt from state registration. A non-traded security also can be a covered security if it has a seniority greater than or equal to other securities from the same issuer that are listed on a national exchange. Our L Bonds are a covered security because they are senior to our common stock, which is listed on The Nasdaq Capital Market, and therefore our offering of L Bonds will be exempt from state registration.

Although the status of our L Bonds as a “covered security” will facilitate their purchase and sale to a broader range of investors than would otherwise be available to us, and although the offer and sale of a “covered security” generally involves fewer issuance costs to the issuer of such securities, our L Bonds are not a suitable purchase for all investors. Investors are urged to read carefully the risk factors relating to our business and our Company contained in the Risk Factors section of this prospectus beginning on page 11 and under Item 1A, entitled “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. In addition, investors should understand that because our L Bonds are a “covered security” exempt from state securities regulations, neither our Company, the L Bonds, or any other aspects of this offering have been the subject of any merit-based review by state securities regulators.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States (“U.S.”) federal income tax considerations relating to the initial purchase, ownership and disposition of the L Bonds by U.S. and non-U.S. holders. This discussion is a summary only and is not a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the L Bonds. We have based this summary on current provisions of the Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus. However, these laws and other guidance are subject to differing interpretations or change, possibly with retroactive effect. In addition, we have not sought, and will not seek, a ruling from the IRS or an opinion of counsel with respect to any tax consequences of purchasing, owning or disposing of L Bonds. Thus, the IRS could take a different position regarding one or more of the tax consequences or matters described in this prospectus; and there can be no assurance that any position taken by the IRS would not be sustained.

This discussion is limited to purchasers of L Bonds who acquire the L Bonds from us in this offering and hold the L Bonds as capital assets for federal income tax purposes. This discussion does not address all possible tax consequences that may be applicable to you in light of your specific circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the Code, or special rules applicable to some categories of investors such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, real estate investment trusts, regulated investment companies, or persons who hold L Bonds as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction that may be subject to special rules. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction; or any U.S. estate or gift tax laws.

If you are considering the purchase of an L Bond, you should consult your own tax advisors as to the particular tax consequences to you of acquiring, holding or otherwise disposing of the L Bonds, including the effect and applicability of state, local or foreign tax laws, or any U.S. estate and gift tax laws.

As used in this discussion, the term “U.S. holder” means a holder of an L Bond that is:

(i)	for United States federal income tax purposes, a citizen or resident of the United States;

(ii)	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or other entity characterized as a corporation or partnership for federal income tax purposes;

(iii)	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(iv)	a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a United States trust.

For the purposes of this discussion, a “non-U.S. holder” means any holder of L Bonds other than a U.S. holder. Any L Bond purchaser who is not a U.S. citizen will be required to furnish documentation, on IRS Form W-8BEN, that clearly states whether it is subject to U.S. withholding taxes, in accordance with applicable requirements of the United States taxing authority.

Characterization of the L Bonds

The federal income tax consequences of owning L Bonds depend on characterization of the L Bonds as debt for federal income tax purposes, rather than as equity interests or a partnership among the holders of the L Bonds. We believe that the L Bonds have been structured in a manner that will allow the L Bonds to be characterized as debt for federal income tax purposes. However, this is only our belief; and no ruling from the IRS or an opinion of counsel has been sought in this regard. Thus, the IRS could successfully challenge this characterization.

If the L Bonds were treated as equity interests, there could be adverse effects on some holders. For example, payments on the L Bonds could (1) if paid to non-U.S. holders, be subject to federal income tax withholding; (2) constitute unrelated business taxable income to some tax-exempt entities, including pension funds and some retirement accounts (if the relationship were characterized as a partnership for tax purposes); and (3) cause the timing and amount of income that accrues to holders of L Bonds to be different from that described below.

Because of these potential adverse effects, you are urged to consult your own tax advisors as to the tax consequences that may apply to your particular situation in the event the L Bonds are re-characterized as equity interests; and as to the likelihood that the L Bonds could be so re-characterized. The remainder of this discussion assumes that the L Bonds are characterized as debt.

Taxation of U.S. Holders

Stated Interest

Under general federal income tax principles, you must include stated interest in income in accordance with the method of accounting you use for federal income tax purposes. Accordingly, if you are using the accrual method of tax accounting, you must include stated interest in income as it accrues. If you are using the cash method of tax accounting, you must include stated interest in income as it is actually or constructively received. Payments of interest to taxable holders of L Bonds will constitute portfolio income, and not passive activity income, for the purposes of the passive loss limitations of the Code. Accordingly, income arising from payments on the L Bonds will not be subject to reduction by losses from passive activities of a holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds L Bonds, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership purchasing L Bonds, we urge you to consult your tax advisor.

Disposition of L Bonds

In general, a U.S. holder will recognize gain or loss upon the sale, exchange or other taxable disposition of an L Bond measured by the difference between (1) the sum of the cash and the fair market value of all other property received on such disposition, excluding any portion of the payment that is attributable to accrued interest on the L Bonds; and (2) your adjusted tax basis in the L Bond. A U.S. holder’s adjusted tax basis in an L Bond generally will be equal to the price the U.S. holder paid for the L Bond. Any of this gain or loss generally will be long-term capital gain or loss if, at the time of any such taxable disposition, the L Bond was a capital asset in the hands of the holder and was held for more than one year. Net long-term capital gain recognized by individual U.S. holders is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to annual limitations.

The terms of the L Bonds may be modified upon the consent of a specified percentage of holders and, in some cases, without consent of the holders. In addition, the L Bonds may be assumed upon the occurrence of specific transactions. The modification or assumption of an L Bond could, in some instances, give rise to a deemed exchange of an L Bond for a new debt instrument for federal income tax purposes. If an exchange is deemed to occur by reason of a modification or assumption, you could realize gain or loss without receiving any cash.

Additional Tax on Net Investment Income

If you are a U.S. holder other than a corporation, you generally will be subject to a 3.8% additional tax on the lesser of (1) your “net investment income” for the taxable year, and (2) the excess of your modified adjusted gross income for the taxable year over a certain threshold. Your net investment income generally will include any income or gain recognized by you with respect to our L Bonds, unless such income or gain is derived in the ordinary course of the conduct of your trade or business (other than a trade or business that consists of certain passive or trading activities).

Considerations for Tax-Exempt Holders of L Bonds

Tax-exempt entities, including charitable corporations, pension plans, profit sharing or stock bonus plans, individual retirement accounts and some other employee benefit plans are subject to federal income tax on unrelated business taxable income. For example, net income derived from the conduct of a trade or business regularly carried on by a tax-exempt entity or by a partnership in which it is a partner is treated as unrelated business taxable income.

A $1,000 special deduction is allowed in determining the amount of unrelated business taxable income subject to tax. Tax-exempt entities taxed on their unrelated business taxable income are also subject to the alternative minimum tax for items of tax preference which enter into the computation of unrelated business taxable income.

In general, interest income does not constitute unrelated business taxable income. However, under the debt-financed property rules, if tax-exempt holders of L Bonds finance the acquisition or holding of L Bonds with debt, interest on the L Bonds will be taxable as unrelated business taxable income. The L Bonds will be treated as debt-financed property if the debt was incurred to acquire the L Bonds or was incurred after the acquisition of the L Bonds, so long as the debt would not have been incurred but for the acquisition and, at the time of the acquisition, the incurrence of the debt has already occurred or was foreseeable.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income consequences resulting from the ownership of the L Bonds by non-U.S. holders. However, application of the U.S. federal income tax rules associated with non-U.S. holders is complex and factually sensitive. Thus, if you could be considered to be a non-U.S. holder, you are urged to consult your own tax advisors with respect to the application of the federal income tax rules for your particular situation.

Payments of Interest to Non-U.S. Holders

Subject to the discussion below under “Backup Withholding and Information Reporting,” payments of interest received by a non-U.S. holder generally will not be subject to U.S. federal withholding tax, provided (1) that (a) the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; (b) the non-U.S. holder is not a controlled foreign corporation, actually or constructively, through stock ownership; and (c) the beneficial owner of the L Bond complies with the certification requirements, including delivery of a statement, signed by the holder under penalties of perjury, certifying that the holder is a foreign person and provides its name and address; or (2) that the non-U.S. holder is entitled to the benefits of an income tax treaty under which the interest is exempt from U.S. withholding tax and the non-U.S. holder complies with the reporting requirements. If an L Bond is held through a securities clearing organization or other specified financial institutions (an “Intermediary”), the Intermediary may provide the relevant signed statement and, unless the Intermediary is a “qualified” intermediary as defined under the Code, the signed statement provided by the Intermediary must be accompanied by a copy of a valid Form W-8BEN provided by the non-U.S. beneficial holder of the L Bond.

Payments of interest not exempt from United States federal withholding tax as described above will be subject to a withholding tax at the rate of 30%, subject to reduction under an applicable income tax treaty.

Payments of interest on an L Bond to a non-U.S. holder generally will not be subject to U.S. federal income tax, as opposed to withholding tax, unless the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States. To claim the benefit of a lower treaty withholding rate, a non-U.S. holder must provide a properly executed IRS Form W-8BEN to us or our paying agent before the payment of stated interest; and may be required to obtain a U.S. taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. You should consult your own tax advisor to determine the effects of the application of the U.S. federal withholding tax to your particular situation.

Disposition of the L Bonds by Non-U.S. Holders

Subject to the discussion below under “Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to United States federal income tax, and generally no tax will be withheld with respect to gains realized on the disposition of an L Bond, unless (a) the gain is effectively connected with a United States trade or business conducted by the non-U.S. holder or (b) the non-U.S. holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and other requirements are satisfied.

Non-U.S. Holders Subject to U.S. Income Taxation

If interest and other payments received by a non-U.S. holder with respect to the L Bonds, including proceeds from the disposition of the L Bonds, are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, or the non-U.S. holder is otherwise subject to United States federal income taxation on a net basis with respect to the holder’s ownership of the L Bonds, or are individuals that have by operation of law become residents in the United States for federal income tax purposes, the non-U.S. holder generally will be subject to the rules described above applicable to U.S. holders of L Bonds, subject to any modification provided under an applicable income tax treaty. If any of these non-U.S. holders is a corporation, it may also be subject to a U.S. “branch profits tax” at a 30% rate.

Backup Withholding and Information Reporting

Non-corporate U.S. holders may be subject to backup withholding at a rate of 28% on payments of principal, premium, and interest on, and the proceeds of the disposition of, the L Bonds. In general, backup withholding will be imposed only if the U.S. holder (1) fails to furnish its taxpayer identification number (“TIN”), which for an individual would be his or her Social Security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that it has failed to report payments of interest or dividends; or (4) under some circumstances, fails to certify under penalty of perjury that it has furnished a correct TIN and has been notified by the IRS that it is subject to backup withholding tax for failure to report interest or dividend payments. In addition, the payments of principal and interest to U.S. holders generally will be subject to information reporting. You should consult your tax advisors regarding your qualification for exemption from backup withholding and the procedure for obtaining an exemption, if applicable.

Backup withholding generally will not apply to payments made to a non-U.S. holder of an L Bond who provides the certification that it is a non-U.S. holder, and the payor does not have actual knowledge that a certificate is false, or otherwise establishes an exemption from backup withholding. Payments by United States office of a broker of the proceeds of a disposition of the L Bonds generally will be subject to backup withholding at a rate of 28% unless the non-U.S. holder certifies it is a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. In addition, if a foreign office of a foreign custodian, foreign nominee or other foreign agent of the beneficial owner, or if a foreign office of a foreign “broker” pays the proceeds of the sale of an L Bond to the seller, backup withholding and information reporting will not apply; provided that the nominee, custodian, agent or broker is not a “United States related person,” or a person which derives more than 50% of its gross income for some periods from the conduct of a trade or business in the United States or is a controlled foreign corporation. The payment by a foreign office of a broker that is a United States person or a United States related person of the proceeds of the sale of L Bonds will not be subject to backup withholding, but will be subject to information reporting unless the broker has documentary evidence in its records that the beneficial owner is not a United States person for purposes of the backup withholding and information reporting requirements and other conditions are met, or the beneficial owner otherwise establishes an exemption.

The amount of any backup withholding imposed on a payment to a holder of an L Bond will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund; provided that the required information is furnished to the IRS.

STATE, LOCAL AND FOREIGN TAXES

We make no representations regarding the tax consequences of the purchase, ownership or disposition of the L Bonds under the tax laws of any state, locality or foreign country. You should consult your own tax advisors regarding these state and foreign tax consequences.

ERISA CONSIDERATIONS

General

Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code impose restrictions on employee benefit plans that are subject to ERISA, or plans or arrangements that are subject to Code Section 4975, and on persons who are parties in interest or disqualified persons with respect to those plans or arrangements. Some employee benefit plans, like governmental plans and church plans (if no election has been made under Section 410(d) of the Code), are not subject to the restrictions of Title I of ERISA or Code Section 4975, and assets of these plans may be invested in the L Bonds without regard to the ERISA considerations described below, subject to the Code and other applicable federal and state laws affecting tax-exempt organizations generally. Any plan fiduciary that proposes to cause a plan to acquire any of the L Bonds should consult with its counsel with respect to the potential consequences under ERISA and the Code of the plan’s acquisition and ownership of the L Bonds. Investments by plans are also subject to ERISA’s and the Code’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that a plan’s investments be made in accordance with the documents governing the plan.

Prohibited Transactions

General

Section 406 of ERISA and Section 4975 of the Code prohibits certain “parties in interest” and “disqualified persons” with respect to a plan from engaging in select transactions involving a plan and its assets unless a statutory, regulatory or administrative exemption applies to the transaction. Section 4975 of the Code imposes excise taxes on parties in interest that engage in non-exempt “prohibited transactions.” Section 502(i) of ERISA requires the Secretary of the U.S. Department of Labor (“Labor”) to assess a civil penalty against a fiduciary who breaches any fiduciary responsibility under, or commits any other violation of, part 4 of Title I of ERISA, or any other person who knowingly participates in a breach or violation.

Plan Asset Regulations

Labor has issued regulations concerning the definition of what constitutes the assets of a plan for purposes of ERISA and the prohibited transaction provisions of the Code. The plan asset regulations describe the circumstances where the assets of an entity in which a plan invests will be considered to be “plan assets,” so that any person who exercises control over the assets would be subject to ERISA’s fiduciary standards. Generally, under the plan asset regulation, when a plan invests in another entity, the plan’s assets do not include, solely by reason of the investment, any of the underlying assets of the entity. However, the plan asset regulation provides that, if a plan acquires an “equity interest” in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940 the assets of the entity will be treated as assets of the plan investor unless exceptions apply.

Under the plan asset regulations the term “equity interest” is defined as any interest in an entity other than an instrument that is treated as indebtedness under “applicable local law” and that has no “substantial equity features.” Although the plan asset regulation is silent with respect to the question of which law constitutes “applicable local law” for this purpose, Labor has stated that these determinations should be made under the state law governing interpretation of the instrument in question. In the preamble to the plan asset regulation, Labor declined to provide a precise definition of what features are equity features or the circumstances under which the features would be considered “substantial,” noting that the question of whether a plan’s interest has substantial equity features is an inherently factual one, but that in making that determination it would be appropriate to take into account whether the equity features are such that a plan’s investment would be a practical vehicle for the indirect provision of investment management services. We believe that the L Bonds will be classified as indebtedness without substantial equity features for ERISA purposes.

Under the plan asset regulations the term “publicly-offered security” is defined as a security that is (i) freely transferable, (ii) part of a class of securities that is widely held, and (iii) either (A) part of a class of securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934 or (B) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. For purposes of the above, a class of securities is considered to be “widely held” if it is owned by 100 or more investors independent of the issuer and of one another. In the case of this offering, while the offer and sale of the L Bonds have been registered under the Securities Act of 1933, the L Bonds themselves have not been registered under the Securities Exchange Act of 1934. For this reason, we believe that the L Bonds will not likely meet the definition for “publicly-offered security” under the plan asset regulations.

In light of the foregoing, if the L Bonds were deemed to be equity interests for this purpose and no statutory, regulatory, or administrative exception applies, we could be considered to hold plan assets by reason of a plan’s investment in the L Bonds. These plan assets would include an undivided interest in all of our assets. In this case, we may be considered a fiduciary with respect to the investing plans. We would be subject to the fiduciary responsibility provisions of Title I of ERISA, including the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code, and to Section 4975 of the Code with respect to transactions involving any of our assets. The ERISA fiduciary standards could affect the way we conduct the business, which would have consequences for all investors, not just those that are employee benefit plans.

Depending on the relevant facts and circumstances, prohibited transaction exemptions may apply to the purchase or holding of the L Bonds. See, for example, Prohibited Transaction Class Exemption (“PTE”) 96-23, which exempts some transactions effected on behalf of a plan or by an “in-house asset manager;” PTE 95-60, which exempts some transactions between insurance company general accounts and parties in interest; PTE 91-38, which exempts some transactions between bank collective investment funds and parties in interest; PTE 90-1, which exempts some transactions between insurance company pooled separate accounts and parties in interest; or PTE 84-14, which exempts some transactions effected on behalf of a plan by a “qualified professional asset manager.” However, there can be no assurance that any of these exemptions will apply with respect to any plan’s investment in the L Bonds, or that the exemption, if it did apply, would apply to all prohibited transactions that may occur in connection with the investment.

Any plan fiduciary considering whether to purchase L Bonds on behalf of a plan should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code. Before purchasing any L Bonds, a fiduciary of a plan should make its own determination as to (1) whether GWG Holdings, as issuer of and borrower under the L Bonds, is a “party in interest” under ERISA or a “disqualified person” under the Code with respect to the plan; (2) the availability of the relief provided in the plan asset regulation and (3) the availability of any other prohibited transaction exemptions. In addition, purchasers that are insurance companies should consult their own ERISA counsel with respect to their fiduciary responsibilities associated with their purchase and ownership of the L Bonds, including any responsibility under the Supreme Court case John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank.

LEGAL MATTERS

Certain legal matters in connection with the L Bonds will be passed upon for us by Mayer Brown LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of GWG Holdings, Inc. and its subsidiaries for the year ended December 31, 2019 incorporated by reference in this prospectus from GWG Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 and the effectiveness of GWG Holdings, Inc.’s internal control over financial reporting as of December 31, 2019, have been audited by Whitley Penn LLP, independent registered public accounting firm, as set forth in their reports thereon, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of Whitley Penn LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of GWG Holdings, Inc. and its subsidiaries for the year ended December 31, 2018 incorporated by reference in this prospectus from GWG Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 have been audited by Baker Tilly Virchow Krause, LLP, independent registered public accounting firm, as set forth in their report thereon. Such financial statements have been so incorporated in reliance upon the report of Baker Tilly Virchow Krause, LLP on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The Beneficient Company Group, L.P. and its subsidiaries for the year ended December 31, 2019 incorporated by reference in this prospectus from GWG Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 have been audited by Whitley Penn LLP, independent registered public accounting firm, as set forth in their report thereon, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of Whitley Penn LLP pertaining to such financial statements on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the L Bonds to be offered and sold pursuant to this prospectus which is a part of that registration statement. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the L Bonds to be sold in this offering, we refer you to the registration statement, including the agreements, other documents and schedules filed as exhibits to the registration statement.

We file annual, quarterly and current reports, and other information with the SEC. We intend to make these filings available on our website at www.gwgh.com. Information on our website is not incorporated by reference in this prospectus. We maintain an office at 325 N. Saint Paul Street, Suite 2650, Dallas, TX 75201 where all records concerning the L Bonds are to be retained. L Bond holders and their representatives can request information regarding the L Bonds by contacting our office by mail at our address or by telephone at (612) 746-1944 or by fax at (612) 746-0445. Upon request, we will provide copies of our filings with the SEC free of charge to our investors. Our SEC filings, including the registration statement of which this prospectus is a part, will also be available on the SEC’s Internet site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the SEC by reference in this prospectus, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus.

We incorporate by reference the documents listed below:

●	Our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 15, 2020; and

●	Our Current Reports on Form 8-K filed with the SEC on January 7, 2020, February 27, 2020, March 6, 2020, March 18, 2020 and March 20, 2020.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before the termination of the offering also are incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

The section entitled “Where You Can Find More Information” above describes how you can obtain or access any documents or information that we have incorporated by reference herein. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference in this prospectus.

Upon written or oral request, we will provide, free of charge, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that are incorporated by reference into this prospectus. Such written or oral requests should be made to:

Timothy Evans, Chief Financial Officer

325 N. Saint Paul Street, Suite 2650

Dallas, TX 75201

Telephone Number: (612) 746-1935

In addition, such reports and documents may be found on our website at www.gwgh.com.

2,000,000 Units

($2,000,000,000)

GWG HOLDINGS, INC.

L Bonds

PROSPECTUS

  June 3, 2020